UPDATE OF THE GEOLOGICAL REPORT

ON THE

ROBERTSON PROPERTY

Lander County, Nevada, U.S.A.

Prepared for

Coral Gold Resource Limited

April 25, 2006

Robert T. McCusker
1905 Taft Drive
Lakewood, Colorado 80215
(303) 233-8377

Section		Page

17.0	RECOMMENDATIONS	88

18.0	REFERENCES CITED	90

19.0	CERTIFICATE OF QUALIFIED PERSON	93

	LIST OF FIGURES

Figure		Page

3.1	Robertson Property Location Map	9
3.2	Robertson Property Claim Map	10
5.1	Pre-Coral Drill Hole Location Map	15
5.2	Coral Drill Hole Location Map	16
5.3	Amax Drill Hole Location Map	17
5.4	Cortez Drill Hole Location Map	18
5.5	Coral Gold Resources Drill Hole Location Map	19
6.1	Regional Geology Map	24
6.2	Robertson Property Geology Map	25
6.3	39A Zone Geology Section C-C’	26
8.1	Robertson Property Resource Map	35
8.2	Porphyry Zone Section 12,600 N	36
8.3	Porphyry Zone Section 11,500 E	37
8.4	39A Zone Section D-D’	38
8.5	Altenburg Hill 5260’ Level Plan Map	39
15.1	Porphyry Zone Lerchs-Grossmann $550 Pit	77
15.2	39A/Gold Pan Zone Lerchs-Grossmann $550 Pit	78
16.1	Area of Potential Resource Expansion	86
16.2	Exploration Targets Location Map	87

	LIST OF TABLES

3.1	Tabulation of Mining Leases and Option Agreements	7
5.1	Summary of Pre-Coral Drilling Activity at Robertson	12
5.2	Robertson Property Drill-Indicated Mineral Resources (1996)	14
8.1	Summary of Minerals Identified at the Robertson Property	33
8.2	Summary of Significant Copper Intercepts in the Porphyry Zone	34
9.1	Summary of Significant Drill Intercepts in the 39A Zone	42
9.2	Summary of Significant Drill Intercepts in the Porphyry Zone	43
9.3	Summary of Significant Drill Intercepts in the Distal Target Area	46
10.1	Robertson Property Drilling Summary	47
14.1	Summary of Phase I Metallurgical Test Results (AMAX R&D, 1993)	64

1.0    SUMMARY

The Robertson Property is an advanced-stage gold exploration project located in eastern Lander County, Nevada, 60 miles southwest of Elko. Coral Resources, Inc., a subsidiary of Coral Gold Resource Limited of Vancouver, B. C. acquired control of the Robertson Property in 1986. The property consists of 532 unpatented federal lode claims, millsites, placer claims and nine patented lode claims covering over 4,500 acres of public lands administered by the Bureau of Land Management. Coral is record owner of 379 claims and controls an additional 153 claims through a series of mineral leases and option agreements.

In 1988, Coral commenced open pit mining and processing on the property and in 2001 began reclamation activities which included recontouring of waste dumps, reclamation of the leach pad, haul roads and the filling of all open drill holes. In 2003, Coral submitted a Final Plan for Permanent Closure which was approved by regulatory authorities. As a result of reclamation activity conducted as part of the closure plan, in 2005, the BLM lowered bonding requirements for the project to US$226,800.

In 2005, Coral assigned and subleased 35 mining claims within the Robertson Project area to Agnico-Eagle (USA) Limited as part of the Norma-Sass Option agreement. This agreement also covers 35 non-contiguous claims outside the project area. Also in 2005, Coral acquired 41 mining claims from the Marcus Corporation through a Share Exchange agreement. Certain of the Marcus claims covered portions of the Altenburg Hill inferred mineral resource.

During 2004, Coral completed 20 RC holes totaling 13,580 ft directed mainly at expanding the 39A and Porphyry resources. This drilling resulted in a modest increase to the Robertson resource base. In 2005, twelve RC holes were completed totaling 10,440 ft. Seven holes were directed at increasing the 39A resource, four holes were drilled in the “deep” Gold Pan for possible extensions to the 39A mineralization, and two holes were drilled in the Distal Target area. This drilling resulted in a potentially significant expansion to the north in the 39A Zone and confirmed the extension of low-grade 39A mineralization under the near-surface Gold Pan resource. Offset drilling in the Distal Target indicates that mineralization is continuous between wide spaced holes with potential for defining a mineral resource.

During March 2006, Barnes Engineering Services of Golden, Colorado, completed a Preliminary Assessment that included updating the mineral resources at Robertson. The mineral resources are reported by Barnes to contain a total of 22.9 million short tons averaging 0.031 oz Au/t classified as measured and indicated. Of this total resource, 10.6 million short tons averaging 0.02 oz Au/t are classified as measured and 12.3 million short tons averaging 0.04 oz Au/t are classified as indicated. Cutoff grades of 0.01 and 0.015 oz Au/t were applied to the Porphyry and 39A/Gold Pan resources, respectively. The reporting of these resources conforms to CIM definitions as required under NI 43-101. Total inferred mineral resources are estimated to be 9.4 million short tons of mineralized material averaging 0.046 oz Au/t. Of the total inferred mineral resources, slightly over 1 million short tons averaging 0.178 oz Au/t, at cutoff grade of 0.05 oz Au/t, are in the Distal Target and 4.9 million short tons averaging 0.039 oz Au/t, at a cutoff grade of 0.015 oz Au/t, are in the 39A/Gold Pan Zone.

The preliminary assessment indicates that at a gold price of $550/ ounce, the Robertson mineral resources are uneconomic as evaluated. The study noted that the economics of the resources are sensitive to operating and capital costs, metallurgical recovery and gold price.

The Robertson Property has potential for expanding the identified gold resource base in three of the four mineralized zones and for substantially expanding and up-grading the inferred mineral resources. Potential also exists for discovery of new resources from a number of identified exploration targets, including the lower Triplet Gulch and Ruf claims area. Additional geological mapping and sampling should be completed on portions of the Try claims where a number of surface rock chip samples define a large and untested zone of anomalous Au, As Hg. The recently completed Preliminary Assessment identified a lack of metallurgical data with which to examine a variety of processing options for the 39A/Gold Pan Zone. It is recommended that additional metallurgical studies be conducted that will provide sufficient data to examine a series of processing alternatives.

A program of RC drilling focused on expanding currently identified resources and testing of the two most promising exploration targets is recommended for the Robertson Property. The proposed exploration plan consists of drilling 46 RC holes totaling approximately 40,000 ft that range from 500-ft- to 1,500-ft-deep. The cost of this program including assays is estimated at US$675,000. In addition, it is recommended that 12 diamond core holes totaling 7,000 ft be drilled in the 39A and Altenburg Hill Zones to obtain sufficient material for metallurgical studies and to provide pit slope stability data. It is estimated that the cost of drilling, using a Coral-owned core drill, will be about $360,000 (fuel, salaries, per diem, bits, drilling mud and supplies). Metallurgical testing of core samples is estimated to cost about $50,000. Additional work should include geological mapping, rock chip sampling, re-logging drill cuttings from existing holes, 10 line miles of IP/resistivity and detailed gravity survey. These additional exploration programs are estimated to cost about $95,000.

2.0    INTRODUCTION AND TERMS OF REFERENCE

This report was prepared at the request of Coral Gold Resources Limited (“Coral”) of Vancouver, B.C. Canada. The purpose of this technical report on the Robertson Property is to update the existing technical report (McCusker, 2004) and to comply with the disclosure and reporting requirements as set forth in the National Instrument 43-101, Companion Policy 43-101CP and Form NI 43-101F, and revised December 2005.

This technical report provides a comprehensive review of drilling results from 2004-05 drilling programs and reports the results from a 2006 Preliminary Assessment Report, conducted on behalf of Coral by Barnes Engineering of Golden, CO, on the existing indicated mineral resources. In addition, a review of changes to the Robertson project land ownership and disclosure of a new lease agreement covering certain claims in the project area are also presented. The updated technical report includes descriptions of the geologic setting, 2004-05 exploration activities and results, methodology of these investigations, quality assurance programs, metallurgy, and details the exploration potential of the property and provides recommendations for future drilling. Finally, this report updates Coral’s current reclamation programs and bonding requirements.

This independent technical report represents the author’s observations, conclusions and recommendations.

Starting in April 2004, Coral conducted three RC drilling programs at its Robertson Project. Results from these drilling programs are taken from a number of unpublished company reports which are listed in the References Cited section. Also, during the period 2004-05, the author directly supervised three drilling programs for Coral at the Robertson Property. This report also relies heavily on the personal experience of the author, who was senior project geologist at Robertson for Amax Gold Inc., from 1990 until 1994, throughout the Amax evaluation of the property and preparation of the 1994 Feasibility Study. In 2004, the author as an independent qualified person, prepared a NI 43-101 compliant technical report, Geological Report on the Robertson Property, Lander County, Nevada, U.S.A. which is available on SEDAR.

Unless otherwise indicated all references to dollars (US$) used in this report refer to currency of the United States.

Units of measure, conversion factors and abbreviation frequently used in this report include:

Units of measure and conversion factors used in this report (from SME-AIME):

1 inch = 2.54 centimeters	10 parts per billion = 0.0029 troy ounces/short ton
1 foot = 0.3048 meters	1 part per million = 0.029 troy ounces/short ton
1 mile = 1.61 kilometers	1 troy ounce/short ton = 34.2857 grams/metric ton
1 acre = 0.4047 hectares	1 gram/metric ton = 0.02917 troy ounces/short ton
1 square mile = 640 acres	1 short ton = 2,000 pounds
640 acres = 259 hectares	1 short ton = 0.907 metric tons
1 pound = 0.454 kilograms

Abbreviations used frequently in this report:

AA	Atomic absorption spectrometry	Pb	Lead
Au	Gold	ppb	Parts per billion
Ag	Silver	ppm	Parts per million
As	Arsenic	oz/t	Troy ounces/short ton
Bi	Bismuth	ROM	Run of mine
Cu	Copper	RC	Reverse circulation drilling
DDH	Diamond drill hole (core)	Sb	Antimony
ft	Feet	Zn	Zinc
Hg	Mercury
ICP	Inductively coupled plasma spectrophotometry
i.d.	Inside diameter
ID	Identification
Ma	Million years ago
Mo	Molybdenum
NaCN	Sodium cyanide
NE	Northeast
NW	Northwest
NNW	North-northwest

3.0    PROPERTY DESCRIPTION AND LOCATION

3.1    Location and Setting

The Robertson Property is located in eastern Lander County, Nevada, on public lands administered by the Bureau of Land Management (BLM). The property is situated in Sections 2-10, 15-18, 20, 21, Township 28 North, Range 47 East and Sections 26, 32 and 34, Township 29 North, Range 47 East, Mt. Diablo Baseline & Meridian (Figure 3.1).

3.2    Mining Claim Description

The Robertson Property consists of 428 unpatented federal lode, 94 placer claims, nine patented lode claims and one unpatented mill site, covering over 4,500 acres (Figure 3.2). Two groups of claims totaling 82 claims are non-contiguous with the core group of claims. Coral controls the surface and mineral estates within the project area through record title, or through mining lease and mining lease with option to purchase agreements of the patented and unpatented mining claims. Coral is record owner with 100 percent interest in 379 claims and controls an additional 153 claims through a variety of mineral leases. A comprehensive title search of these claims was not undertaken by the author.

In 2001, a Boundary Agreement between Coral and Cortez resolved claim overlaps and seniority issues along the east and south sides of the Robertson claim block. This agreement required both parties to amend and (or) abandon certain claims in order to achieve the agreed upon boundary. This was completed during the 2002-2003 assessment year.

3.3    Agreements and Encumbrances

In 1986, Coral Gold Corporation and its affiliate Coral Resources, Inc, acquired an option to acquire a 70 percent interest in the “mining properties” owned or controlled by Aaron Mining and its affiliates, in the Tenabo mining district, Nevada, under an Option and Joint Venture agreement. Coral was granted an undivided 70 percent interest in the Tenabo mining properties in 1987. Also in 1987, Coral and its affiliate, acquired an undivided 29 percent interest in the “Tenabo Properties” from Geomex Development, Inc. (predecessor-in-interest to Albany Gold Corp.). Geomex had acquired its interest from E & B Exploration, who explored the property under a 1980 Option Agreement with Aaron Mining Ltd. As part of Coral’s acquisition of the Geomex interest, Geomex reserved a 3 percent Net Smelter Return Royalty covering all of the “Tenabo Properties”, including all mining claims owned or controlled by Coral, or its affiliates, in Lander County, Nevada. This royalty has an option to purchase for $1,250,000.

In 1990, Coral and Amax Gold Exploration, Inc. (“Amax”) entered into an Amended and Restated Option and Earn-In Agreement in which Amax could earn a 60 percent interest in the property by producing a bankable feasibility study. A feasibility study was completed by Amax in November, 1994, but because of marginal economics of the project, the parties determined that additional exploration was necessary. Both companies agreed that Amax did not fulfill the requirements of the agreement and did not earn any interest in the property. Amax withdrew from the project in 1996.

In 1995, Coral and Amax agreed to “carve out” 219 claims (the “Excluded Claims”) from the original block of 755 claims and place them under a separate Earn-In and Mining Venture Agreement. In 1996, Amax withdrew from the 1990 agreement but maintained its interest in the agreement covering the “Excluded Claims”. Cortez acquired the Amax interest in the “Excluded Claims” and in 1998, Coral and Cortez signed an Option and Earn-In Agreement covering the Robertson Property (non-Excluded Claims). After completing an exploration program on the Robertson Property in 1999, Cortez withdrew from the Option and Earn-In Agreement. Under terms of the agreement, Cortez did not earn an interest in the property.

In December 2004, Coral and Agnico-Eagle (USA), Ltd., then known as Nevada Contact, Inc., entered into an agreement covering 70 mining claims owned by Mauzy et al. and controlled by Coral through a 1989 Mineral Lease and Purchase Option (amended). Coral assigned and subleased the underlying 1989 Mauzy Agreement to Agnico-Eagle, along with the obligation to pay required lease payments under the Mauzy Agreement and minimum advance royalty payments to Coral. Coral also reserved a 2.5 percent net smelter return production royalty. Agnico-Eagle has the option to purchase one percent of the production royalty from Coral. Under the agreement, Agnico-Eagle can earn a 51 percent interest in the property by completing the required work commitment and a further 24 percent interest can be earned by purchasing the Mauzy interest. Agnico-Eagle also has the option to acquire the remaining 25 percent by completing a positive feasibility study.

As part of the Coral-Agnico agreement, the parties agreed to amend the underlying 1989 Mineral Lease and Purchase Option Agreement with Mauzy et al. The amendment included extending the term of the agreement, reducing the royalty to 2 percent of the net smelter return and adjusting the purchase price for all claims subject to the agreement.

In 2005, Coral acquired 39 unpatented lode claims and two association placer claims, covering approximately 960 acres, within the Robertson project area, from the Marcus Corporation. Under a Share Exchange Agreement dated July 12, 2005, Marcus shareholders were offered one common share of Coral stock for 4 common shares of Marcus stock and one warrant for additional common shares of Coral stock at a reduced fixed price for every 2 common shares of Marcus stock. As of December 2005, Coral had acquired 1,391,860 shares, or 99.98 percent, of the outstanding Marcus common shares. Certain of the Marcus claims cover approximately 75 percent of the Altenburg Hill inferred mineral resource estimated to contain 3.5 million shorts tons averaging 0.018 oz Au/t, using a 0.01 oz Au/t cutoff grade.

Twenty of the claims acquired as part of the Marcus acquisition include the Ruf unpatented lode claims which are subject to a1995 Option and Joint Venture Agreement with Levon Resources Ltd. In 2002, after incurring a minimum $200,000 in exploration expenditures, as required under terms of the agreement, Levon was deem to have earned an undivided one-third interest in the Ruf claims.

Approximately 153 of the 532 claims that comprise the Robertson Property are controlled by Coral through six mining leases and option agreements. The claims held by Coral under lease or option agreements require minimum advance royalty payments and production royalties in the event of production. Total annual payments for the various leases and minimum advance royalties are US$55,800. A summary compilation of the terms of these agreements are presented in Table 3.1.

Annual federal rental fees of US$44,300, payable to the BLM, and Notice of Intent to Hold Mining Claims have been filed for the 2005-2006 assessment year.

Effective September 2004, Coral changed its name from Coral Gold Corporation to Coral Gold Resources Limited. The company is listed on the TSX Venture Exchange.

Table 3.1 Tabulation of Mining Lease and Option Agreements

Company/Date	Number of Claims	Option Pmt.	Production Royalty	Advance Royalty Pmt.

Tenabo Gold Mining Co Nov. 30, 1975	13	$2M	8%NSR	$12,000/yr
Fannie Komp Sept. 16, 1986	76	$1M	5%GSR	$24,000/yr
Florence Johnson Nov. 5, 1986	16	$50,000	5%GSR	$1,800/yr
Northern Nevada Au, Inc. Sept. 30, 1986	12	$0.3M	4%GSR	$9,600/yr
Albany Gold Corp. (Geomex)	All	$1.25M	3%NSR	None
Mauzy, et al Apr.21, 1989	36	$1.15M	2%NSR	$14,400/yr

3.4    Environmental Liabilities

In 1988-89, Coral operated a small open pit gold mining operation and heap leach facility on the Robertson Property. The resulting disturbances include three small open pit mines, waste dumps, haul roads, drill roads, open drill holes, and a 350,000 ton heap leach facility and related recovery plant. In 1994, a reclamation plan was prepared by Amax and submitted to the Battle Mountain office of the BLM. The cost to perform the reclamation of the Robertson mine site was estimated at that time to be $2 million. In 2001, Coral began reclamation activities which were accelerated in 2002, with the recontouring of waste dumps, reclamation of the leach pad, haul roads and the filling of all open drill holes. As a result of this activity, in June, 2003, the BLM lowered the bonding requirements for the project to $406,000.

In March 2003, on behalf of Coral, SRK Consulting submitted a Final Plan for Permanent Closure with the BLM and Nevada Division of Environmental Protection (NDEP) which was approved by both agencies. The major component of the closure plan was the installation of a site fluid management system. During 2004, a terminal evapo-transpiration basin with a designed annual evapo-transpire capacity of 422,300 gallons per year was constructed. As a result of this work, the BLM lowered the bonding requirements to $226,800. Coral currently maintains a required performance bond with the Nevada State Office of the BLM.

3.5    Permitting

In 2002, Coral submitted and was granted a five year renewal of Water Pollution Control Permit (NEV60035) by the NDEP. In addition, Coral continues to conduct reclamation and exploration activities under a Plan of Operation (NVN-067688) approved in 1989 by the BLM.

During the period 2000 through 2003, no exploration activity was conducted on the Robertson Property. However, during that period a significant amount of surface reclamation was completed on the property. As a result, new exploration activities in reclaimed areas will require submission and approval of an Amendment to the Plan of Operation. Additionally, the National Historic Preservation Act requires that all operators on public lands conduct an archeological survey of the proposed sites of new disturbance. Much of the Robertson Property has been previously cleared under various surveys conducted by Amax. Recent and planned future exploration activities by Coral have moved outside the area covered by previous archeological surveys. It is possible that future exploration will experience delays in receiving approval because additional surveys will be required by state and federal agencies. In 2004-05, Coral conducted exploratory drilling under a series of amendments to the Plan of Operation which were approved by the Battle Mountain office of the BLM and NDEP.

There are no known environmental or threaten and endangered species issues at the Robertson Property that would provide grounds for denial of approval of an Amended Plan of Operation.

MAP AREA
NEVADA
Robertson Property
95
HUMBOLDT COUNTY
ELKO COUNTY
225
WINNEMUCCA
180
766
ELKO
BATTLE MTN.
CARLIN
305
306
CRESCENT VALLEY
PERSHING COUNTY
278
LANDER COUNTY
EUREKA COUNTY
CHURCHILL COUNTY
WHITE PINE COUNTY
50
AUSTIN
376
NYE COUNTY

× Mine or deposit

N

Figure 3.1

Robertson Property
Location Map
Lander County, Nevada

Apr 2006	roberts_mar2006.apr fig3-1_location	S.Taylor gis4geology@hotmail.com

0 50 100 Kilometers
0 25 50 75 Miles

BLUE NUGGET CLAIMS 1-9 (location approximate)
JRT CLAIMS
JRT CLAIMS
R47E
T29N
T28N
LANDER RANCH CLAIMS
FANNIE KOMP LODE CLAIMS
TRY CLAIMS
TRY CLAIMS
BO CLAIMS
GW CLAIMS
RUF CLAIMS
30
29
28
27
31
32
33
34
6
5
4
3
7
8
9
10
18
17
16
15
19
20
21
29
28

Figure 3.2

Robertson Project
Claim Map
Lander County, Nevada

Mt. Diablo Meridian
Local mine grid in feet
USGS Tenabo 1:24000 Quad

Apr 2006 | roberts_mar2006.apr | fig3-2_claims | S.Taylor | gis4geology@hotmail.com

0 2000 4000 6000 8000 Feet
0 1000 2000 Meters

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1     Accessibility

The property is 27 air miles southeast of Battle Mountain and 60 miles southwest of Elko, NV (Fig. 3.1). From Battle Mountain, the county seat, the property is reached by traveling 28 miles east on Interstate Highway 80, then 29 miles south on Nevada Highway 306 to the Coral property turn off. The property is reached by driving two miles west on a well maintained gravel road. A network of unimproved dirt roads and tracks provide access to the remainder of the property.

4.2	Climate and Physiography

The Robertson Property is situated in the Tenabo sub-district of the Bullion mining district, within a series of low foothills on the extreme eastern flank of the Shoshone Mountains near the abandon town site of Tenabo. The climate is arid to semi-arid, with high annual insolation, low annual precipitation and large daily temperature fluctuations. Altitude on the project varies from 5,000 ft to 6,281 ft above mean sea level. Vegetation is typical of the Great Basin Desert Shrub Steppe, comprised of communities of large sage brush, rabbit brush, Sandburg bluegrass and varieties of forbs. Average annual precipitation at the site is less than 7 inches per year, mostly from winter snowfall and sporadic summer afternoon thunderstorms. In the region, the average maximum temperature is 63° F and the average minimum temperature is 30° F. Mid-winter day-time temperatures average 24° F and mid-summer day-time temperatures average 90° F.

4.3	Local Resources and Infrastructure

Land ownership within the Robertson Property project area consists of federal surface and minerals within the Shoshone-Eureka Resource Area, administered by the Battle Mountain District of the Bureau of Land Management. According to the BLM, principal land uses within the project area are mining, wildlife habitat and livestock grazing.

Water is currently supplied to the project by the “Komp” well (Permit No. 50683), located in Section 10, Township 28 North, Range 47 East. Use of the well by Coral was granted as part of the “Fanny Komp” mining lease agreement. In 1994, Amax Gold filed two applications to appropriate ground water (Permit No. 59780 and 59781). The filings progressed to “ready-for-action” status at that time, but were never approved because Amax subsequently withdrew from the project.

A paved state highway provides access to within 2 miles of the property and a major power line (120 kV) that currently provides electrical power to a nearby operating mine crosses the east edge of the property. Surface rights at Robertson are sufficient to support a major mining operation. Experienced mining personnel are available in the nearby communities of Elko and Battle Mountain.

5.0    HISTORY

The Robertson property is located in the Tenabo area, a sub-district of the Bullion mining district. Historic lode mining in the sub-district dates from about 1905 with a total production of 20,000 ounces of gold credited to the mines of the area (Stager, 1977). Placer gold was discovered in many of the dry washes in the Tenabo area in 1916. During the period 1937-39, a small dragline dredge and washing plant operated in the district, and a dredge was reported by Humphrey (1945) to be operating in lower Mill Gulch in 1945. Placer production is estimated to have yielded $25,000 worth of gold and minor amounts scheelite (Johnson, 1973).

During the period 1966-70, a number of companies explored the district in search of porphyry copper-style mineralization. In 1968, while drilling a series of shallow rotary holes near the Gold Pan mine, Superior Oil discovered a small, but relatively high-grade zone of gold at shallow depths in what is now known as the Gold Pan Zone. However, with additional drilling, Superior quickly lost interest in the district. They were soon followed by a number of mainly Vancouver-based junior mining companies, including Placer Development (1974-75), Teck Corporation (1977), Aaron Mining Ltd. (1975-86), and E & B Exploration Ltd. (1980-81), all of whom sporadically explored the Tenabo area with limited success. A summary of the drilling completed by these companies prior to Coral’s involvement (1986) is presented in Table 5.1. The locations of these holes are shown in Figure 5.1.

Table 5.1 Summary of Pre-Coral Drilling Activities at Robertson

Company	Date of Activity	Number and Type of Holes Drilled	Drill Footage(ft)	Target

Superior Oil	1968-70	92(?)Conv. Rotary	c. 32,000	Gold Pan
Placer Dev.	1973-74	23(?)Conv. Rotary	c. 3,500	none
Teck Corp.	1977	none	none	none
Aaron	1977	7 Conv. Rotary	c.300	Gold Quartz
E & B Exploration	1980-81	148 RC(?)	30,807	Gold Pan

Totals		270		65,407

Modern open pit mining and heap leaching began as early as 1974, when Aaron Mines, Ltd., initiated a pilot leach operation. Aaron placed about 15,000 tons of oxide material mined from the “glory hole” and waste dumps of the historic Gold Quartz mine on a small leach pad, from which 377 ounces of gold were recovered (Stevenson & Assoc., 1977). During the period 1978-80, Aaron placed 38,400 tons of ore on a second larger pad, from which they recovered 517 ounces of gold (Sampson, 1988). Also during that period Aaron continued exploration and began consolidating and acquiring claims in the district.

5.1    Coral Gold (1986-1989)

In 1986, Coral acquired Aaron's interest in the property and immediately began a series of major drilling programs beginning in 1986 and continuing until 1989. By 1988, Coral had reportedly defined a reserve of 11 million tons averaging 0.04 oz Au/t (NBMG, 1989). Mining operations commenced in 1988, but were suspended less than one year later. During the operating life of the Robertson mine, approximately 350,000 tons of low-grade material was placed on leach pads from which about 6,200 ounces of gold were recovered.

During the period 1986 through 1889, Coral completed approximately 380 RC holes and 7 DDH, totaling about 109,377 ft. Much of this drilling was focused in four resources areas; Gold Pan, Gold Quartz, Gold Quartz extension (also called Gold Quartz West) and in the Triplet Gulch area. The purpose of this drilling was to determine the limits and continuity of mineralization within these zones. Nearly all of the RC holes were drilled vertically to an average depth of about 300 ft. The locations of the Coral drill holes and the four resource areas are shown in Figure 5.2.

During the later stages of Coral’s exploration program, they completed two “deep” RC holes that reached depths of 1,400 ft and 1,810 ft, respectively. In addition to resource definition, Coral also embarked on a program of district-wide exploratory and follow-up drilling of numerous surface anomalies.

5.2    Amax Gold (1990-1996)

In 1990, Coral and Amax Gold Exploration entered into an Amended and Restated Option and Earn-In Agreement in which Amax could earn a 60 percent interest in the property by producing a bankable feasibility study. From 1990, until they withdrew from the venture in 1996, Amax completed a district-wide exploration program that included drilling 342 RC holes and 62 DDH, totaling over 176,000 ft. The locations of the Amax drill holes are shown on Figure 5.3.

During this time period, Amax discovered a number of mineralized zones which comprised a low-grade, drill-indicated resource of over 1 million ounces of gold. These resources are summarized below in Table 5.2. In 1994, Amax began close-spaced grid drilling of the Porphyry Zone resource to define a mineable reserve to serve as a basis for completing a bankable feasibility study (Amax, 1994). The resulting reserve of about 14 million tons averaging 0.019 and containing about 180,000 recoverable ounces of Au, was deemed marginal at a gold price of $400/oz. The historic mineral resource and mineral reserve estimates cited in Table 5.2 and discussed above are presented for the purpose of historic background only and do not represent defined mineral resources on the property. In addition, the classification of these historic mineral resources and reserves do not conform to the National Instrument 43-101.

Table 5.2 Robertson Property Drill-Indicated Resources (1996)

Mineralized Zones	Million Short Tons	Grade (oz Au/t)	Contained Oz Gold

Altenburg Hill**	3.50	0.018	63,900
Porphyry Zone*	20.00	0.020	400,000
Gold Pan**	8.30	0.024	199,200
39A Zone	4.70	0.077	367,190

Total	36.5	0.028	1,030,290

* Includes AGI proven + probable reserve 13,556,125 tons at an average grade of 0.0188 (1994). ** Inferred mineral resources estimated by AGI (1996).

5.3    Cortez Gold Mines (1998-1999)

In 1998, Cortez entered into an Option and Earn-In Agreement with Coral in which Cortez could earn a 70 percent interest in the Robertson property by producing a bankable feasibility study. The focus of their exploration was to expand the 39A Zone and test a number of outlying targets. During 1999, Cortez completed 46 RC drill holes and a single mud rotary hole, totaling 57,000 ft. Of the thirteen holes directed at expanding the 39A Zone, only two holes, 99401 (130 ft/0.05 oz Au/t) and 99413 (80 ft/0.163 oz Au/t) encountered significant mineralization. However, this drilling program did little to expand the resource. Of the remaining holes drilled by Cortez, only two holes (99406 and 99419) encountered significant mineralization. Both holes were designed to offset and (or) follow up existing drill intersections and surface gold anomalies. The locations of the Cortez drill holes are shown in Figure 5.4.

After completing this drilling program, Cortez declared its interest in renegotiating the terms of the Option Agreement. When Coral declined, Cortez subsequently terminated the agreement and did not earn an interest in the property.

5.4    Coral Gold Resources Ltd (2004-2005)

During 2004 and 2005, Coral conducted three drilling programs consisting of 32 RC holes totaling 24,020 ft on the Robertson Property. The focus of this exploration was to expand and further define the 39A Zone, test the “deep” Gold Pan Zone for extensions of the 39A Zone and offset previous ore-grade intersections in the “distal target area”. The locations of the Coral drill holes are shown in Figure 5.5

T28N
R47E
525000
526000
527000
528000
4464000
4463000
4462000
4461000
4460000
Prospects
Mineshafts
Mine
Mines
Mineshaft
Mill
Gold Quartz
Open Pit
Tailings
Tenabo
Altenburg Hill
Triplet Gulch
5
4
9
16
17
Drill hole
N

Figure 5.1

Drill Hole Location Map
pre-Coral Drilling
Robertson Property
Lander County, Nevada

Projection: Universal Transverse Mercator Zone 11 - NAD1927
Mt. Diablo Meridian
USGS Tenabo 1:24000 Quad

Jan 04	R.McCusker	robertsbw.apr fig5-1_precoral	S.Taylor gis4geology@hotmail.com

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Open Pit
Gold Quartz
Gold Quartz Mine
Tailings
Tenabo
Altenburg Hill
Prospect
R A N G E
N

● CORAL DRILL HOLE

Figure 5.2

CORAL DRILL HOLE LOCATION MAP (1986-89) ROBERTSON PROPERTY Lander County, Nevada

Mt. Diablo Meridian
Projection: Universal Transverse Mercator Zone 11 - NAD27
USGS Tenabo 1:24000 Quad

Apr 2006	roberts_mar2006.apr fig5-2_coral	S.Taylor gis4geology@hotmail.com

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Mineshaft
Mines
Mine
Mill
Open Pit
Gold Quartz
Gold Quartz Mine
Tenabo
Triplet
Gulch
Prospect
Drill hole
N

Figure 5.3

Drill Hole Location Map
AMAX Gold Drilling
Robertson Property
Lander County, Nevada

Projection: Universal Transverse Mercator Zone 11 - NAD1927
Mt. Diablo Meridian
USGS Tenabo 1:24000 Quad

Jan 04	R.McCusker	robertsbn.apr fig5-3_amax	S.Taylor gis4geology@hotmail.com

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Gold Quartz Mine
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Altenburg Hill
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Drill hole
N

Figure 5.4

Drill Hole Location Map
Cortez Drilling
Robertson Property
Lander County, Nevada

Projection: Universal Transverse Mercator Zone 11 - NAD1927
Mt. Diablo Meridian
USGS Tenabo 1:24000 Quad

Jan 04 R.McCusker robertsbu.apr fig5-4_cortez S.Taylor gis4geology@hotmail.com

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Gold Quartz Mine
Gulch
Tailings
Tenabo
Triplet
Gulch
Altenburg Hill
Prospect

N

● CORAL GOLD DRILL HOLE

Figure 5.5

CORAL GOLD
DRILL HOLE LOCATION MAP
ROBERTSON PROPERTY
Lander County, Nevada

Mt. Diablo Meridian
Projection: Universal Transverse Mercator Zone 11 - NAD27
USGS Tenabo 1:24000 Quad

Apr 2006	roberts_mar2006.apr fig5-5_coral-gold	S.Taylor gis4geology@hotmail.com

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6.0    GEOLOGICAL SETTING

6.1    Regional Geology

North-central Nevada is within the Basin and Range physiographic province of western North America. Published geological reports describing the regional geology of the Tenabo district include Gilluly and Gates (1965), Wrucke (1974), Wrucke and Armbrustmacher (1975), and Stewart (1980). The regional geology of the Tenabo area depicted in Figure 6.1 is modified from a map by Wrucke (1974).

The geology of this region is dominated by a complex set of branching, low-angle faults that are part of the Roberts Mountains thrust fault (RMTF). Forming the upper plate of this regionally significant structure are a series of thick, vertically stacked nappes of predominately dark-gray, fine-grained siliceous sedimentary and lesser volcanic rocks of early to middle Paleozoic age. During latest Devonian or earliest Mississippian time, these eugeosynclinal rocks are postulated to have been transported eastward many tens of miles along segments of the RMTF and structurally emplaced over a mostly carbonate sequence of similar age that comprises the lower plate. While siliceous rocks of the upper plate are widespread in the region, carbonate rocks of the lower plate are comparatively rare and are exposed in a few “structural windows” such as the nearby Gold Acres window. Many of the regions gold deposits, including Gold Acres and Pipeline are within or near to structural windows of lower plate carbonate rocks. The Gold Acres-Tenabo area lies along the Battle Mountain-Eureka trend of mineral deposits.

Beginning in late (?) Mesozoic age and continuing until middle Miocene time, rocks of both the upper and lower plates of the RMTF were cut by episodic high-angle faulting and associated igneous activity. Starting about 17 Ma, regional extensional block faulting further modified the area, resulting in the characteristic basin and range topography encountered in this part of Nevada.

6.2	Local Geology

The general geology of the Tenabo mining district is shown in Figure 6.2. Geologically, the Robertson property consists of a series of relatively flat-lying, vertically stacked thrust sheets that form part of the Roberts Mountains allochthon, which in the district is composed of siliciclastic rocks of Ordovician through Devonian age (Wrucke, 1974). The district is dominated by a very thick sequence of middle to late Devonian Slaven Chert composed mainly of argillite, chert, lesser siltstone and shale, and minor intermediate volcanic rocks. Structurally overlying the Slaven Chert along the north and east sides of the district are a sequence of rusty brown weathering siltstone, sandstone and very minor limestone of the Silurian Elder Sandstone.

Intruding the thick Paleozoic sequence is an elliptical-shaped, composite granodiorite stock (or lacolith) of Eocene age (McKee and Silberman, 1970). The orientation of the principal axis of the stock is approximately east-west. Associated with it are numerous dikes, sills and plugs that vary in composition from diorite, the earliest known intrusion, to rhyolite, the latest. Most of the identified gold resources, including the Porphyry, Gold Pan and 39A Zones, lie along or near the northern contact of the composite stock. A series of narrow and laterally continuous (up to 1,600 ft) intrusive “pebble” dikes extend northward from the northern contact of the granodiorite stock. Near contacts with the Tertiary intrusions, many of the sedimentary and volcanic rocks, and early phases of the stock, have undergone significant thermal metamorphism, intense recrystallization, bleaching and pervasive metasomatism. Many of these rocks have been converted to layered sequences of biotite, “quartz” and calc-silicate hornfels, marble, exoskarn and endoskarn.

6.3	Robertson Property Structures

Mineralization at Robertson is strongly controlled by a system of low- and high-angle faults and related fracture zones. Locally, brecciation associated with axial plane shear zones in isoclinal folds are also important hosts for mineralization. Although individual structures host ore-grade gold, higher grades commonly occur where one or more structures intersect.

Low-Angle Faults

Rocks of the district are cut by a myriad of low-angle thrust faults associated with the emplacement of the Roberts Mountains allochthon. Reactivation of these faults during emplacement of the Tenabo intrusive complex created an important fracture system that, along with younger high-angle faults, strongly control the distribution gold at Tenabo. A major low-angle fault zone is thought to be the principal control of gold distribution in a broad area extending from hole AT-1 westward to 99445, a distance of over 3,000 ft, and containing the 39A Zone and Distal Target mineral resources. Detailed logging has shown that portions of this low-angle structural zone are filled by a series of sill-like intrusions that form within or parallel to the broad envelope of mineralization and (or) alteration. In addition, at least two narrow and laterally persistent zones of open space quartz and sulfide filling and local sulfide replacement are developed within and along a series of low-angle faults with similar orientation as the principal fault system. The sulfide horizons are locally disrupted by post-mineral movement along these same low-angle faults. These relationships are summarized in Figure 6.3, a cross section oriented north-northeast and looking west. The location of C-C’ is shown in Figure 8.1.

NNW and East-West High-Angle Faults

In addition to the flat-lying thrust faults associated with the RMTF, rocks of the district are broken and offset by series of NNW-striking high-angle faults. Many of these faults extend (?) through the Eocene-age stock and are filled locally by younger dikes. Gold mineralization appears closely associated with NNW faults. A less obvious, but important east-west fault system occurs along the north side of the granodiorite stock which likely controlled emplacement of the granodiorite stock itself, as well as, the later feldspar porphyry dike swarm. At least two east-west and (or) north-northwest faults are postulated to have controlled mineralization within the 39A Zone. Where these faults intersect the principal low-angle fault zone, mineralization is typically thicker and higher grade. Movement along these faults is suspected to be, at least in part, sinistral. Within the Gold Pan zone, higher grade mineralization forms a series of en echelon ore shoots that trend generally east-west and are thought to be controlled by this fault zone.

Northeast and North-South High-Angle Faults/Dikes

A subtle NE-trending structural fabric is reflected mainly by a number of dike-filled faults and the apparent control exerted on the distribution of gold mineralization. In the Porphyry Zone, high-grade gold is commonly associated with a series of sub-parallel, NE striking faults locally filled by granodiorite and (or) igneous breccia dikes. The highest grades (0.94 oz Au/t) in the Porphyry Zone occur at or near the contacts of the dikes where they intersect prominent N-S faults. However, the overall trend of ore-grade (>0.01 oz Au/t) mineralization in the Porphyry Zone is north-south.

Folds

Paleozoic rocks of the district are locally folded into small-scale isoclinal folds that typically strike NNW and plunge 5° to 15° to the NNW. This fold orientation is largely confined to the Devonian Slaven Chert. Strong shearing and brecciation are often well developed along many fold axial planes creating additional structural disruption in the rocks and sites for gold deposition.

In contrast, a series of broad, NE-striking open folds are developed in a nappe (?) of Silurian Elder Sandstone along the northeast part of the property. This variation in fold orientation and style suggests that these thrust sheets were emplaced separately and from different directions. A similar, broad anticlinal fold is developed in the Porphyry Zone that is more or less coincident with mineralization. This fold, which strikes N-S, is thought to have formed partly in response to emplacement of a large diorite dike. Mineralization in this zone is strongly controlled by faulting in the footwall of the dike. Any influence on the localization of the mineralization by this fold is unclear.

As a result of late Tertiary Basin and Range block faulting, rocks along the east side of the Northern Shoshone Range, including the Tenabo area, have been tilted as much as 15° to 25° to the east (Gilluly and Gates, 1965). This post-mineral tilting resulted in the rotation of the large diorite dike in the Porphyry zone, leading to the original interpretation that this intrusion was a thick sill. The tabular mineralized zone associated with the footwall of the diorite dike was also rotated eastward, resulting in a shallow westward dip.

Recognition that the 39A Zone is part of a large sheet-like stratiform zone of mineralization has led to the recognition of a slightly fold and (or) fault offset in the broad stratiform zone in immediate vicinity of the 39A Zone. The axis of this fold/fault trends approximately 020° and is generally coincident with the overall trend of 39A mineralization. The broadly mineralized stratiform zone, which is defined by numerous drill intercepts, extends nearly a mile east-west and 1,500 ft in a north-south direction. West of the 39A Zone, this stratiform zone dips uniformly to the north and west at 10°, whereas east of the 39A Zone, mineralization dips to the south and east at about 15°. The coincidence of 39A mineralization and minor fold suggests that this deflection is an important “ore-controlling” structural feature.

520000
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INDIAN CREEK
FERRIS CREEK
DOs
Ss
Ti
TENABO TOWNSITE
39 A Zone
Porphyry Zone
Altenburg Hill
MDp
DSlst
Pipeline Deposit
S. Pipeline Deposit
Crossroads Deposit
Gold Acres Mine
Gold Zone
LANDER THRUST FAULT
ROBERTS MTN. THRUST FAULT
PIPELINE FAULT
LEGEND
Ti Tertiary intrusive rocks
MDp Mississippian-Devonian siltstone/shale
DSlst Devonian-Silurian siltstone/limestone units
Ss Silurian siliciclastic units
DOs Devonian-Ordovician siliciclastic units
Fault
Thrust fault
Deposits
N
Modified from Wrucke, 1974.
Figure 6.1
REGIONAL GEOLOGY MAP
Robertson Property
Lander County, Nevada
Mt. Diablo Meridian
Projection: Universal Transverse Mercator Zone 11 - NAD27
USGS Tenabo 1:24000 Quad
Apr 2006
roberts_mar2006.apr
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Figure 6.2

Geology Map
Robertson Property
Lander County, Nevada

T28N R47E - Mt. Diablo Meridian
Projection: Universal Transverse Mercator Zone 11 - NAD27

Jan 2004 R.McCusker robertsbw.apr fig6-2_geology S.Taylor gis4geology@hotmail.com

0
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Granodiorite
Diorite
Biotite hornfels
Calc-silicate hornfels
Skarn
Argillite
Quartz hornfels
Quartzite
Greenstone
fault
Drill hole
Sulfide layer
Base of oxidation
Chlorite alteration
Figure 6.3
39A ZONE GEOLOGY
SECTION C-C'
Robertson Project
Lander County, Nevada
UTM Zone 11 - NAD27 - Mt. Diablo Meridian
USGS 1:100K Crescent Valley
View is WEST
April 2006
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7.0    DEPOSIT TYPES

7.1    Exploration Target Concept

Economic gold mineralization at Robertson is both spatially and temporally associated with the Eocene-age Tenabo intrusive complex. Gold mineralization in the Porphyry Zone occurs at the contact between a potassic-altered, fine-grained diorite and calc-silicate hornfels and skarnoid units in the Elder Sandstone. These relationships suggest that this mineralization represents a proximal Au-Ag (Cu) skarn system as defined by Orris, et al. (1987) and Ray, et al. (1990). Gold in the Altenburg Hill and Gold Pan zones occur in a similar proximal position in biotite and calc-silicate hornfels at the faulted (?) contact of the granodiorite stock, related dikes, sills, and irregular diorite endoskarn bodies (Candee, 1996). The higher-grade 39A Zone is strongly controlled by intersecting high-angle fault zones developed in a highly fractured layered sequence of retrograde-altered biotite, calc-silicate hornfels and skarnoid. The deposit is developed 800 ft to 1,000 ft from the contact of the granodiorite stock and shares many mineralogical and geochemical characteristics of “distal” gold skarn, as defined by Ray, et al, (1990).

A series of persistent, but narrow flat-lying mineralized zones, situated well outside the thermal metamorphic aureole of the stock are postulated to represent a more distal position of the Tenabo Au-Ag (Cu) hornfels/skarn system. This mineralization is hosted locally by biotite, quartz, calc-silicate hornfels and skarnoid which developed in layered sequences of silty carbonaceous shale, siltstone and very minor limestone. Along with the lack of hornfels at the surface or the presences of intrusive rocks at depth, the highest grade gold mineralization is closely associated with an 80-ft-thick sequence of quartz and calc-silicate hornfels and a distinctive fine-grained yellow-brown skarnoid layer. Mineralization is often accompanied by variable retrograde actinolite-chlorite alteration along very strong enrichment in arsenic.

Also outside the metamorphic aureole are a series of locally mineralized, NNW-striking moderate to high-angle faults marked by discontinuous 5-ft- to +50-ft-thick, weakly to moderately silicified breccia zones in argillite, shale and chert. Surface rock chip sampling and RC drilling of these breccia outcrops have returned significant ore grade values. Many of the anomalous gold values from outcrop sampling have not been followed up and at least three ore-grade gold drill intercepts remain open along strike and down dip.

High-grade, east-west striking (?), quartz-sulfide + calcite veins and (or) silicified zones with strong quartz (silica)-sericite-(pyrite) alteration envelopes, have been defined in the Gold Pan Zone and include a number of veins in the Phoenix and Silver Safe mines. The highest grades (+0.5 oz Au/t) occur at intersections with NW-striking faults and fracture zones. These veins and silicified structural zones carry significant values in Au-Ag, As-Sb + Hg, Cu-Pb-Zn.

7.2     Geological Model for the Robertson Property

Gold mineralization within the Tenabo intrusive complex exhibits characteristics of an Au-Ag (Cu) hornfels/skarn system. Exploration at Robertson will focus on expanding currently defined medium to high-grade resources, better define the potential of the emerging distal target mineralization and offset a number of drill intercepts in the NW-striking braided fault system. To test the potential of the east-west striking high-grade Au-Ag, As-Sb + Hg, Cu + Pb + Zn quartz-sulfide + calcite veins and silicified breccia zones, detailed close-spaced drilling will be required.

The geological setting for these deposit-types includes:

•	Structural intersections of high-and low-angle faults,
•	Replacement of relatively favorable lithologies for development of skarn,
•	Late-stage quartz-sulfide + calcite “gash” veins within a strike-slip fault environment,
•	Proximity to the Tenabo stock for proximal and distal Au-Ag (Cu) hornfels/skarn,
•	Igneous dike-filled faults.

The Robertson Au-Ag (Cu) hornfels/skarn system contains a series of mineralized zones spatially associated with an intermediate-composition intrusive complex of late Eocene age. Gold occurs in highly fractured, fine-grained siliciclastic sedimentary and lesser volcanic rocks at or near contacts with intrusive rocks. Major fault zones controlled not only emplacement of the Tenabo stock and later dike swarms, but also provided pathways as well as sites of deposition for Au-Ag (Cu) mineralization. Numerous high-grade gold values located along the margins of a NE-striking dike swarm and related fault zones may represent feeder zones for the lower grade hornfels/skarn-type mineralization. These feeder zones may also represent a viable exploration target.

In northern Nevada, a number of Au-Ag (Cu) skarn systems have become significant producing gold mines and several identified mineral resources remain unexploited. Examples of deposits with similar geologic settings include McCoy/Cove mine, Phoenix Project (Battle Mountain district), Buffalo Valley mine and Redline prospect, all of which are on the Battle Mountain-Eureka trend.

8.0	MINERALIZATION

8.1    Mineralized Zones

The currently identified mineral resources occur in four zones localized along the northern and eastern contact of the Tenabo stock, forming a general east-west trend. These resources include the Porphyry, Gold Pan, Altenburg Hill and 39A Zones (Figure 8.1). The Porphyry, Gold Pan and Altenburg Hill Zones occur in highly fractured hornfels and skarn units at the contact of the granodiorite stock, whereas the 39A Zone is localized at the intersection of a series of high-angle faults with a major low-angle structural zone in retrograde-altered hornfels. In addition, an emerging mineralized zone referred to as the “distal target” area occurs 1,500 ft northwest of the 39A Zone and at least 2,200 ft from the Tenabo stock. Gold in the “distal target” occurs in weakly retrograde-altered quartz and calc-silicate hornfels and skarnoid.

Porphyry Zone

In 1994, Amax defined a proven + probable + inferred “mineable reserve” in the Porphyry Zone, using a 0.01 oz Au/t cutoff grade that contained 14 million short tons averaging 0.019 oz Au/t. These historic reserves are presented for informational purposes only and do not represent current reserves at Robertson.

The Porphyry Zone was re-evaluated in 2006 using a gold cutoff grade of 0.01 oz Au/t. Approximately 156 RC and 51 diamond core holes define a tabular mineralized zone that dips 30º to 45º west, ranges from 50 ft to over 250 ft thick, reaches over 500 ft down dip and has a strike length of nearly 3,000 ft. Depth to the top mineralization varies from 5 ft to 30 ft in the south and 125 ft in the north. These relationships are summarized in section, 12,600 N (Figure 8.2) and section 11,500 E (Figure 8.3), which show the general geology and potential ore-grade mineralization at a cutoff grade of 0.01 oz Au/t. The locations of section 12,600 N and 11,500 E are shown in Figure 8.1.

39A Zone

The 39A zone is currently defined by 60 RC holes and 4 diamond core holes, totaling about 47,125 ft. Using a 0.01 oz Au/t cutoff grade and a minimum of 20 ft thickness, the 39A mineralization forms a stratiform body roughly 1,400-ft-long in the principal north-northeast direction and 900-ft-long in the secondary west-northwest direction. Along these principal directions, mineralization averages about 129-ft-thick and 400-ft-wide. In the northeasterly direction, the zone plunges about 16° to the north. In the west-northwest direction, the zone plunges from 21-34° to the southeast. Depth to the top of mineralization varies from 300 ft at the south end of the zone to 605 ft at the extreme north end. Section D-D’ (Figure 8.4) through the 39A Zone shows the general geology and distribution of potential ore-grade mineralization at a cutoff grade 0.015 oz Au/t. The location of section D-D’ is shown in Figure 8.1.

Gold Pan Zone

Gold mineralization in the Gold Pan Zone is confined to series of high- and low-angle faults forming a number of narrow tabular to lenticular zones oriented generally to the northwest. Based on a gold cutoff grade of 0.01 oz Au/t, the zone is roughly 1,500-ft-long in an east-west direction, 500-ft-wide and at least 200-ft-thick. Higher grades (> 0.05 oz Au/t) form a series en echelon shoots and veins aligned in an east-west direction and reaching 600-ft-long, 100-ft-wide and 50-ft-thick (Candee, 1996). The depth to mineralization within the zone ranges from 10 ft to 200 ft. The Gold Pan resource is defined by approximately 135 RC holes spaced100 ft or less apart and 7 diamond core holes. At least 90 percent of the holes were drilled vertical with an average depth of less than 300 ft.

Altenburg Hill Zone

The low-grade Altenburg Hill resource occurs along the southeast contact of the Tenabo stock in highly fractured and folded hornfels and intrusive rocks (Figure 8.1). Gold appears confined to fracture zones and vein zones cutting biotitized and calc-silicate altered and sandstone (Candee, 1996). Mineralization is also hosted by dikes and sills of granodiorite porphyry and diorite porphyry. Less commonly, gold distribution is controlled by fractures and breccia bodies developed along minor fold axes. The highest grade gold mineralization is controlled by the intersection of series of NW- and NE- striking high-angle fault and fracture zones.

As currently defined by a gold cutoff grade of 0.01 oz Au/t, mineralization extends from outcrop at the top of the Altenburg Hill (5,440 ft) to as deep as 440 ft. In plan view, higher grade mineralization (>0.02 oz Au/t) forms locally discontinuous linear zones that reach up to 150-ft-wide and extend up to 500 ft along strike. Surrounding the structurally controlled higher grade gold are broader envelopes of lower-grade material that form coherent mineralized zones. These relationships are summarized on the 5,260’ level plan map, which shows a zone of low-grade mineralization extending over 800-ft-wide along the northeast and reaching 500-ft-wide to the north-northwest (Figure 8.6). On many other levels, mineralization forms smaller and much less continuous bodies.

“Distal Target” Zone

Mineralization in the distal target zone is hosted by a thick sequence of locally retrograde-altered biotite, quartz, calc-silicate hornfels and a thin yellow-brown skarnoid (?) layer. The highest grade gold is within or immediately adjacent to the possible skarnoid layer. The protolith consists of a monotonous, thin bedded sequence of carbonaceous shale, argillite, very minor siltstone and silty limestone. These rocks are cut by at least one prominent high-angle fault that strike NNW and dips steeply southwest. This fault may exert significant control on the distribution of ore-grade mineralization.

The “distal target” is currently defined by four vertical and two inclined RC holes collared from 200 ft to 800 ft apart. At present, these holes outline an apparently flat-lying mineralized zone at least 800-ft-long in a northwesterly direction, 350-ft-wide to the northeast and ranging from 40-ft- to 150-ft-thick, using a gold cutoff grade of 0.01 oz Au/t. Continuity between holes appears good especially for the higher grades zones. Depth to the top of mineralization ranges from 770 ft to 945 ft. The zone remains open for expansion in all directions.

8.2    Hydrothermal Alteration

Hydrothermal alteration forms a broadly concentric halo surrounding the Tenabo stock and affecting certain rock units as far as 2,000 ft from the stock contact. Alteration patterns in the district are complex due to intense fracturing of the wall rocks, thin bedded nature and rapid compositional change that characterize the sedimentary sequence. Gold-related alteration consist of early-stage intrusion-related potassic, a later “retrograde” skarn(?) stage and a late quartz (silica)-sericite-(pyrite) stage which appears to cut all earlier phases.

Potassic Alteration

Early potassic alteration is widespread and strongly developed in early phases of the intrusion, and is often spatially associated with gold mineralization, particularly in the Porphyry Zone. In intrusive rocks, this alteration assemblage is characterized by widespread fine-grained secondary biotite replacing coarse-grained magmatic biotite, hornblende and pyroxene, and as veinlets accompanied by adularia (Honea, 1994). Fine secondary biotite also forms narrow envelopes surrounding quartz veinlets that cross-cutting early calc-silicate and biotite hornfels, and certain phases of the stock. In several localities, coarse-grained (> 5mm) adularia occurs as fracture fillings and as cement in several pebble dikes. Potassic alteration is generally associated with Au-Ag (Cu) mineralization having an overall Au to Ag ratio of about 1.5:1.

“Hypogene” Bleaching

Bleaching is widespread and locally intensely developed in nearly all rocks within the thermal metamorphic aureole. “Hypogene” bleaching is spatially and temporally associated retrograde alteration (chlorite + actinolite + sulfides) in the 39A, “deep” Gold Pan and “distal target” zones. Where best developed, earlier biotite and calc-silicate hornfels are converted to medium to light gray quartz hornfels containing variable percentages of sulfide. The resulting quartz hornfels typically occurs slightly above ore-grade mineralization, becoming progressively replaced by retrograde alteration with increasing depths and proximity to semi-massive sulfide horizons.

Retrograde Skarn(?)

Gold mineralization in the 39A Zone is localized at the structural intersection of at least two high-angle faults and is hosted by intensely bleached and moderately to strongly retrograde-altered quartz + calc-silicate and biotite hornfels. Within the upper part of the mineralized envelope (> 0.01 oz Au/t), both chlorite-actinolite and fine-grained quartz alterations form a pervasive replacement of the biotite and calc-silicate hornfels. Locally, the chlorite-actinolite alteration is accompanied by semi-massive to massive sulfides (up to 80 percent) composed mainly of pyrrohotite, chalcopyrite, marcasite-pyrite, and arsenopyrite, which form 5-ft to 25-ft-thick semi-continuous replacement horizons and (or) open space fracture fillings. Gold grades exceeding 0.25 oz Au/t are sometimes, though not always, spatially associated with the strongest chlorite-actinolite-sulfide alteration. While the intensity of chlorite-actinolite alteration diminishes rapidly below the semi-massive sulfide layer, the highest gold grades are often encountered immediately beneath the sulfide replacement horizons and ore-grade gold values often persist well below the bottom of the chlorite-actinolite-sulfide alteration zone. This alteration is characterized by Au to Ag ratios of less than 1:1.

Late Stage Quartz (Silica)-Sericite-(Pyrite)

The youngest (?) gold-related alteration consists of narrow envelopes of quartz (silica)-sericite-(pyrite) surrounding quartz-sulfide +calcite veins and zones of fine-grained “jasperoidal” silicification carrying Au-Ag, arsenopyrite, tetrahedrite - tennantite, stibnite, galena, sphalerite and chalcopyrite. The age of the Q-S-(Py) alteration and related mineralization is indicated from its relationship with a series of intensely Q-S-(Py)-altered, post-mineral dikes that cut proximal Au-Ag (Cu) skarn-type mineralization in the 39A and Porphyry Zones. Locally, Au-Ag, As-Sb + Hg, Cu + Pb + Zn veins cut and are hosted by the same post-skarn dikes.

8.3    Gold Distribution

A number of unpublished petrographic (both thin and polished sections) and SEM studies to determine the distribution, locations and close mineralogical associations of gold in the various resource areas were conducted by Russ Honea from 1993 through 1996. Result of those studies indicates that gold occurs mainly as native particles of generally high fineness that range in size from 2 to 200 microns and average about 40 microns. Where oxidized, gold and rare native silver occur mainly as liberated grains that are closely associated with goethite. In the deeper 39A zone (unoxidized), native gold (88-92 % Au) is often associated with arsenopyrite, pyrrhotite and chalcopyrite. When present, very minor bismuth tellurides, including tetradymite, hedleyite and tellurobismuthite, are closely associated with gold and electrum (minor), which occur as irregular blebs on telluride grain margins.

Locally, gold is encapsulated in fine silicate gangue and occurs as small grains hosted by pyrrhotite, arsenopyrite and loellingite. A summary of major and trace minerals identified during the various petrographic and SEM examinations are presented in Table 8.1. Samples used for these studies include metallurgical pan concentrates, selected intervals of RC cuttings and diamond drill core.

Table 8.1 Summary of Minerals Identified at the Robertson Property

native gold	native silver	electrum	pyrite
pyrrhotite	marcasite	arsenopyrite	stibnite
chalcopyrite	sphalerite	galena	bournonite
acanthite	loellingite	gersdorffite	tetradymite
petzite	hessite	hedleyite	tellurobismuthite
altaite	tetrahedrite	bornite	Chalcocite
covellite	digenite	native copper	cuprite
chysocolla	azurite	goethite	magnetite
hematite	illmenite	scorodite

8.4    Copper Distribution

Copper mineralization is widespread and locally reaches economically significant concentrations on the Robertson Property. Copper is closely associated with ore-grade gold and is best developed in the Porphyry Zone, where Cu occurs mainly as secondary sulfides replacing chalcopyrite and pyrite, and as lesser oxides. Within selected five-foot assay intervals containing ore-grade gold (>0.01 oz Au/t), copper values range from < 0.001 percent to over 9.5 percent, but averages less than 0.02 percent Cu. A tabulation of significant copper intercepts in the Porphyry Zone are presented in Table 8.2. The weighted average grade from this tabulation is 0.29 % Cu, over an average thickness of about 96 feet.

In the 39A Zone, copper occurs primarily as discrete grains of chalcopyrite closely associated with pyrrohotite, pyrite-marcasite, and less commonly with arsenopyrite. Within selected 20 ft composite assay intervals containing ore-grade gold (>0.015 oz Au/t), copper values range from 0.009 percent to 8.28 percent, but averages only about 0.03% Cu.

Table 8.2 Summary of Significant Copper Intercepts in the Porphyry Zone*

Drill Hole No.	Type	From	To	Interval Thickness(ft)	Cu(%)

AT-123	RC	25	110	85	0.21
AT-150	RC	145	280	135	0.29
AT-151	RC	20	85	65	0.21
AT-167	RC	330	375	45	0.20
		395	465	70	0.28
AT-168	RC	320	465	145	0.22
AT-170	RC	215	400	185	0.15
		430	495	65	0.25
AT-171	RC	75	180	105	0.14
		205	290	85	0.20
		310	485	175	0.22
AT-174	RC	380	430	50	0.30
AT-187	RC	40	185	145	0.48
		215	250	35	0.25
AT-188	RC	175	265	90	0.14
		365	405	70	0.25

AT-190	RC	360	440	80	0.26
AT-191	RC	100	105	105	0.19
AT-198	RC	165	225	60	0.34
AT-199	RC	70	225	155	0.22
AT-209	RC	40	105	65	0.24
AT-211	RC	30	100	70	0.21
CAT-18	CORE	130	295	165	0.28
CAT-21	CORE	45	200	155	0.31
		230	275	45	0.25
CAT-22	CORE	95	155	60	0.21
		175	285	110	0.38
CAT-23	CORE	110	210	100	0.30
CAT-24	CORE	40	75	35	0.59
CAT-27	CORE	255	320	65	0.36
CAT-30	CORE	70	145	75	0.19
CAT-33	CORE	375	460	85	0.28
CAT-36	CORE	175	235	60	0.28
		255	325	70	0.70
		355	390	45	0.17
		410	480	70	0.22
CAT-37	CORE	115	250	135	0.18
		295	500(EOH)	205	0.64
CAT-40	CORE	110	175	65	0.12
		230	435	205	0.31
CAT-47	CORE	260	350	90	0.29
CAT-48	CORE	165	280	115	0.14
CAT-52	CORE	440	575	135	0.19
CAT-54	CORE	145	220	75	0.22
CAT-55	CORE	385	450	65	0.19
CAT-57	CORE	15	115	100	0.77

Average				96	0.29

*Interval average grade calculated using 0.10% Cu cutoff.

DISTAL TARGET
Inferred Mineral Res.
PORPHYRY ZONE
Measured + Indicated Mineral Res.
SECTION
12,600 N
SECTION
11,500 E
39A/GOLD PAN
Indicated + Inferred Mineral Res.
ALTENBURG HILL ZONE
Inferred Mineral Res.
525000
526000
527000
528000
4464000
4463000
4462000
4461000
4460000
Drill hole
Cross section
D — D'
N

Figure 8.1

ROBERTSON PROPERTY
RESOURCE MAP
Lander County, Nevada

Mt. Diablo Meridian
Projection: Universal Transverse Mercator Zone 11 - NAD27
USGS Tenabo 1:24000 Quad

Apr 2006 | roberts_mar2006.apr fig8-1_Resource | S.Taylor gis4geology@hotmail.com

0 1000 2000 3000 4000 5000 Feet
0 500 1000 Meters

11200' E
11400' E
11600' E
11800' E
5200'
5000'
4800'
4600'
LITHOLOGY
Alluvium
Feldspar porphyry
Granodiorite
Diorite
Dacite porphyry
Biotite hornfels
Biotite hornfels breccia
Calc-silicate hornfels
Skarn
Argillite
fault
RC drill hole
Diamond drill hole
GRADE ZONES
>= 0.01

Modified from AGI feasibility study, 1994.

Figure 8.2

PORPHYRY ZONE
SECTION 12,600 N
Robertson Project
Lander County, Nevada

UTM Zone 11 - NAD27 - Mt. Diablo Meridian
USGS 1:100K Crescent Valley
View is NORTH

Apr 2006 | roberts_mar2006.apr fig8-2_xs12600n | S.Taylor gis4geology@comcast.net

0 50 100 Meters
0 100 200 300 400 Feet

11600' N
11800' N
12000' N
12200' N
12400' N
12600' N
12800' N
13000' N
5200'
5000'
4800'
4600"
LITHOLOGY
Alluvium
Feldspar porphyry
Granodiorite
Diorite
Dacite porphyry
Biotite hornfels
Biotite hornfels breccia
Calc-silicate hornfels
Skarn
Argillite
fault
RC drill hole
Diamond drill hole
GRADE ZONES
>= 0.01
Modified from AGI feasibility study, 1994.
Figure 8.3
PORPHYRY ZONE
SECTION 11,500 E
Robertson Project
Lander County, Nevada
UTM Zone 11 - NAD27 - Mt. Diablo Meridian
USGS 1:100K Crescent Valley
View is WEST
April 2006
roberts_mar2006.apr
fig8-3_xs11500e
S.Taylor
gis4geology@comcast.net
0
50
100 Meters
0
100
200
300
400 Feet

0
200
400
600
800
1000
1200
1400
5400'
5200'
5000'
4800'
Lithology
Alluvium
Feldspar porphyry
Granodiorite
Diorite
Biotite hornfels
Calc-silicate hornfels
Skarn
Argillite
Quartz hornfels
Quartzite
Greenstone
GRADE ZONES
>= 0.015
fault
Drill hole
Sulfide layer
Base of oxidation
Chlorite alteration
Figure 8.4
39A ZONE GEOLOGY
SECTION D-D'
Robertson Project
Lander County, Nevada
UTM Zone 11 - NAD27 - Mt. Diablo Meridian
USGS 1:100K Crescent Valley
View is WEST
April 2006
roberts_mar2006.apr
fig8-4_xsD-D
S.Taylor
gis4geology@comcast.net
0 50 100 Meters
0 100 200 300 400 500 Feet

20' Composite assay
at 5260' Mid-Bench
250 + (opt Au * 1000)
100 - 250
50 - 100
20 - 50
15 - 20
10 - 15
0 - 10
Grade Zones
+ 40 (opt Au * 1000)
20
15
10
5260 MID-BENCH TOPOGRAPHY
N
Figure 8.5
5260' MID-BENCH
ALTENBURG HILL RESOURCE
Robertson Project
Lander County, Nevada
Local mine grid in feet.
Apr 2006
roberts_mar2006.apr
fig8-5_bench5260-alten
S.Taylor
gis4geology@comcast.net
0 50 100 150 Meters
0 200 400 Feet
9500
10000
10500
11000
8500
9000

9.0    EXPLORATION

9.1    Pre-Coral Exploration Activity

The most important modern exploration activity prior to Coral’s involvement in the property are those of Superior Oil (1968-70) and E & B Exploration (1980-81). The intersections of high-grade gold in holes T 29 (20 ft/1.154 oz Au/t) and T 83 (10 ft/0.525 oz Au/t), near the Gold Pan mine by Superior, along with at least six +100-ft-thick drill intercepts of lower grade mineralization, were the first indications that real potential for open-pit-mineable gold existed on the property. E & B Exploration advanced the property by undertaking the first district-wide mapping and sampling programs which succeeded in identifying a number of high priority gold anomalies. More importantly, they followed up the Superior drilling results in the Gold Pan Zone and provided a basis for defining a resource in that area.

9.2	Coral Gold Exploration Activities (1986-1989)

Exploration of the district by Coral during the period 1986-89, focused mainly on developing a resource base from which a mineable reserve could be defined. As a result, much of their activity was confined to drilling the known resource areas at Gold Pan, Gold Quartz and Gold Quartz Extension (West). At this time Coral also contracted two geophysical surveys (Barringer, 1987 and E-Scan, 1988) and an extensive geochemical orientation study (Barringer, 1987). None of these studies provided significant encouragement. During 1988, Coral decided to place the Gold Quartz West and poorly defined Gylding zones into production. But overly optimistic and aggressive resource estimates, and poor geological understanding resulted in less than expected head grades and poor heap leach recoveries. This ultimately led to the decision to halt mining less than a year later. In 1989, Coral focused its exploration in the upper Triplet Gulch area, where several widely scattered drill intercepts provided some encouragement. However, additional drilling has failed to define even a modest resource in this area.

9.3    Amax Gold Activities (1990-1996)

From 1990, until they withdrew from the agreement, Amax completed a district-wide exploration program that included drilling of over 176,000 ft of combined RC and diamond core, detailed geological and geochemical reconnaissance of the entire claim block (including the Excluded Claims), rock chip and mine dump sampling, detailed geological mapping and site-specific geophysics. During that time period, Amax identified the 39A Zone, Porphyry Zone, Altenburg Hill Zone and fully defined the previously identified Gold Pan Zone. As a result of the detailed reconnaissance stream sediment and follow-up rock chip sampling programs, a series of strong gold anomalies were identified within the claim block, but outside the main district. In 1999, Cortez drill-tested one of the Amax anomalies that was outlined on the Lander Ranch claims.

39A Zone

Beginning in 1990, Amax drilled three “deep” RC holes totaling about 9,340 ft to test the concept that potential high-grade gold mineralized hosted by lower plate carbonate rocks existed at depth in the Tenabo district. All of the holes failed to reach the lower plate, but did provide substantial encouragement for near surface gold resources. These holes ultimately led to discovery of the higher grade 39A Zone near the west end of the district. As constrained by a 0.01 oz Au/t cutoff grade, the 39A Zone is currently defined by 60 RC and 4 core holes, totaling about 47,125 ft, including seven RC holes drilled by Cortez in 1999 and 22 RC holes drilled by Coral Gold Resources in 2004-2005. Table 9.1 is a compilation of significant gold intercepts from holes drilled in the 39A Zone, using a 0.02 oz Au/t cutoff grade and a 20 ft minimum thickness. The weighted average grade and thickness of drill intercepts calculated from this tabulation is 0.088 oz Au/t over a thickness of 126 ft. Using all drill holes in the 39A Zone, a minimum intercept thickness of 20 ft and 0.02 oz Au/t cutoff grade, the weighted average grade is 0.086 oz Au/t over a thickness of 106 ft.

Porphyry Zone

Sampling a series of small bedrock exposures at the east end of the district in areas disturbed by historic placer mining, returned ore-grade results from highly fractured outcrops of potassic-altered, fine-grained diorite. Follow-up RC drilling encountered several +150-ft-thick intervals of low-grade Au mineralization beginning at the bedrock surface. Later, after a series of wide spaced RC holes, it was determined that a potentially large, shallow, low-grade oxidized resource was present. This led to grid drilling on approximately 120-ft-centers with 147, mostly vertical RC holes and 50 core holes, for a combined total of about 80,000 ft of drilling. The drilling defined a proven + probable mineral reserve estimated to contain 13,556,125 short tons of ore at a grade of 0.019 oz Au/t and containing about 255,000 ounces of gold (Amax, 1994). The presentation of data form this historic mineral reserve is intended to provide context for the Amax exploration activities and should not be construed as representing a current mineable reserve. A compilation of significant gold intercepts from holes drilled in the Porphyry Zone are presented in Table 9.2. The weighted average grade and thickness of drill intercepts calculated from this tabulation is 0.053 oz Au/t over a thickness of 92 ft.

Altenburg Hill Zone

As a result of ore-grade gold values returned from several surface rock chip samples on Altenburg Hill and significant gold in follow-up grid soil sampling, a series of 15 shallow, vertical and inclined RC holes were drilled in 1993 by Amax. Results of this drilling suggested potential for shallow, structurally controlled, low-grade mineralized zone. In 1996, these intercepts were followed up by grid drilling on approximately 100-ft-centers with 38 vertical RC holes and one core hole, totaling 9,485 ft. The drilling defined an indicated resource of 3,500,000 short tons of mineralized material with an average grade of 0.018 oz Au/t, using a 0.01 oz Au/t cutoff grade (Candee, 1996). The presentation of data form this historic mineral resource estimate is intended to provide context for the Amax exploration activities and should not be construed as representing a current mineable reserve.

Table 9.1 Summary of Significant Drill Intercepts in the 39A Zone*

Hole No.	Depth (ft)	Inclination (degrees)	Drill Type	From (ft)	To (ft)	Thickness (ft)	Grade (oz Au/t)
AT-39A	945	-90	RC	670	765	95	0.134
AT-40	940	-90	RC	665	780	115	0.088
AT-44	920	-90	RC	575	730	155	0.047
AT-45	940	-90	RC	580	770	190	0.101
AT-49	850	-90	RC	500	700	200	0.124
AT-51	850	-90	RC	570	710	140	0.105
AT-56	720	-90	RC	505	635	130	0.084
AT-57	800	-90	RC	470	705	245	0.088
AT-58	700	-90	RC	350	485	135	0.056
AT-64	685	-90	RC	340	445	105	0.116
AT-65	750	-90	RC	420	455	35	0.072
				480	584	105	0.042
AT-68	900	-90	RC	570	730	160	0.054
CR04-8	800	-90	RC	600	735	135	0.074
CR04-12	500	-90	RC	295	375	80	0.063
CR04-15	800	-90	RC	540	575	35	0.078
				600	760	160	0.113
CR04-16	800	-90	RC	545	690	145	0.093
CR04-17	800	-90	RC	510	710	200	0.118
CR04-18	850	-90	RC	600	615	15	0.154
				745	845	100	0.074
CR05-3	600	-90	RC	385	450	65	0.089
CR05-8	1000	-90	RC	480	540	60	0.039
				785	855	70	0.073
99413	600	-90	RC	300	380	80	0.163
CAT-5	720	-90	Core	470	595	125	0.112
CAT-6	820	-90	Core	620	770	150	0.163
CAT-58	800	-90	Core	495	700	205	0.059
CAT-59	800	-90	Core	530	585	55	0.059
				600	755	155	0.149
Total (25)	19,890						0.088

Gold Pan Zone

Also in 1996, Amax drilled 25 RC holes in the previously identified and partly defined Gold Pan Zone resource area. The drilling was designed to provide further detail on the distribution and continuity of high-grade mineralization, as well as close off possible extensions to mineralization along the northwest edge of the zone. Upon completion of this program an indicated resource of 8,300,000 short tons of mineralized material with an average grade of 0.024 oz Au/t, using 0.01 oz Au/t cutoff grade, was estimated by Amax to be present in the Gold Pan Zone (Candee, 1996).

Table 9.2 Summary of Significant Drill Intercepts in the Porphyry Zone*

Hole No.	Drill Type	From (ft)	To (ft)	Interval Thickness (ft)**	Au Grade (oz/ton)

AT-72	RC	225	325	100	0.039
AT-123	RC	30	85	55	0.050
AT-150	RC	150	250	100	0.054
AT-151	RC	30	85	50	0.054
AT-165	RC	60	140	80	0.049
AT-167	RC	200	465	265	0.025
AT-171	RC	55	120	65	0.051
AT-187	RC	20	165	145	0.032
AT-188	RC	175	300	125	0.043
		365	405	40	0.035
AT-190	RC	360	450	90	0.068
AT-191	RC	100	130	30	0.155
		175	250	75	0.052
AT-195	RC	55	130	75	0.029
AT-199	RC	85	175	90	0.041
AT-209	RC	70	125	55	0.037
		175	210	35	0.052
AT-211	RC	25	70	45***	0.082
CAT-10	CORE	20	100	80	0.044
CAT-12	CORE	215	320	105	0.035
CAT-21	CORE	15	110	95	0.053
CAT-22	CORE	95	155	60	0.039
CAT-23	CORE	105	175	70	0.045
CAT-24	CORE	20	90	70	0.035
CAT-30	CORE	90	135	45	0.054
CAT-33	CORE	290	460	170	0.037
CAT-37	CORE	280	490	210	0.072
CAT-44	CORE	215	355	140	0.090
CAT-47	CORE	155	215	60	0.037
		250	345	95	0.127
CAT-49	CORE	270	410	140	0.036
CAT-52	CORE	210	285	75***	0.026
		360	480	120	0.067
CAT-54	CORE	140	215	75***	0.038
CAT-55	CORE	345	440	95	0.049
CAT-57	CORE	30	110	80	0.172

Average				92	0.053

*Average grade calculated using 0.02 oz Au/t cutoff.
**Interval thickness from near vertical drill holes. ***Interval thickness from angle hole.

9.4     Cortez Activities (1999)

In 1999, Cortez completed a 56,000 ft RC drilling program comprised of 47 holes that focused on extending the 39A mineralization, following up gold-anomalous surface samples mainly in upper Mill Gulch with a series of shallow trenching and testing a series of NW trending structures in upper Triplet Gulch (Hebert, 1999). Additionally, Cortez completed a grid enzyme leach survey over the pediment gravel east of Altenburg Hill, which was followed up by drilling a single 3,000-ft-deep mud rotary hole. A series of four RC holes were drilled in the vicinity of AT-3 to test a mineralized zones thought to represent a distal position of the porphyry system. Finally, single 1,500-ft-deep RC hole was drilled on the Lander Ranch claims, located about one mile north of the main district, to test a group of strong gold-anomalous surface samples taken from a moderately silicified fault breccia.

In the 39A Zone, Cortez focused 13 RC holes along an apparent NE-SW trend of mineralization testing for possible extensions of the zone. Only three of the holes encountered significant mineralization, but they failed to substantially expand the zone.

Four step-out holes were drilled by Cortez in the vicinity of AT-3, providing additional evidence that distal hornfels-skarnoid mineralization, hosted by a thick sequence of fine-grained siliciclastic rocks and forming a broad zone up to 800 ft in a NNW direction and 350 ft to the northeast.

A single 1,500-ft-deep RC hole was completed in the vicinity of a mineralized fault zone on the Lander Ranch claim block, which encountered significant gold values in two intervals from deep in the hole. These intersections suggest that ore-grade mineralization encountered in this drill hole at 1,100 ft may extend to the surface where ore-grade samples have been taken.

The deep mud-rotary-drill hole (99432) collared on an enzyme-leach-generated anomaly in the pediment east of Altenburg Hill, failed to cut any significant gold values and remained in siliceous upper plate rocks. The hole is located very close to the sites of USGS drill holes No. 2 and 3, diamond core holes that reached over 2,000-ft- and 1,250-ft-deep, respectively (Wrucke, 1974). Except for hole No. 3, which end in granodiorite of the Tenabo stock, these holes also encountered thick intervals of siliceous upper plate rocks.

Coral Gold Resources Activities (2004-2005)

During 2004 and 2005, Coral conducted three drilling programs consisting of 32 RC holes totaling 24,020 ft on the Robertson Property. The focus of this exploration was to expand and further define the 39A Zone, test the “deep” Gold Pan Zone for extensions of the 39A Zone and offset previous ore-grade intersections in the “distal target area”.

Results of the 2004-2005 drilling programs succeeded in increasing the contained ounces in the 39A Zone by expanding the area of higher-grade gold within the defined resource area and by modestly expanding the resource to the north and east. A total of 22 holes were directed at expanding and testing continuity of the 39A Zone.

Two holes drilled in the “distal target” area encountered significant mineralization including an 80-ft-thick interval in CR05-1 that averaged 0.110 oz Au/t from 945 ft which included 25 ft averaging 0.262 oz Au/t. Hole CR05-2 encountered a 150-ft-thick zone that averaged 0.059 oz Au/t, including 80 ft averaging 0.085 oz Au/t, from 905 ft. Within the higher grade portion of the intercept was 35 ft averaging 0.128 oz Au/t. Mineralization in both holes, as well as in nearby holes AT-3 and 99406, is hosted by retrograde-altered calc-silicate and quartz hornfels strata. A summary of drilling results for the “distal target” is presented in Table 9.3.

In the Gold Pan Zone, holes CR05-9 through CR05-12 were collared roughly 400 ft apart in an area 500-1,000 ft east of the 39A Zone, to test the potential for deep 39A-type mineralization beneath the near-surface mineral resource. Three of the holes encountered strong retrograde alteration at the projected depth where the stratiform 39A-type mineralization was expected. However, mineralization was much thinner and lower grade than was expected, suggesting that 39A-type mineralization is less continuous to the east.

Two holes, CR04-19 and CR04-20, were drilled in the northeast edge of the Porphyry Zone to test a possible expansion along a previously identified northeast trending structure. Both holes encountered ore-grade mineralization, including 125 ft that averaged 0.025 oz Au/t from 35 ft in CR04-19 and 110 ft averaging 0.026 oz Au/t starting 230 ft in CR04-20. These holes indicate that the Porphyry Zone remains open along the northeast for expansion of the resource.

Table 9.3 Summary of Significant Drill Intercepts in the “Distal Target Area”

-----0.01 oz Au/t Cutoff Grade-----					-----0.05 oz Au/t Cutoff Grade-----
Hole No.	From (ft)	To (ft)	Interval Thickness (ft)	Au Grade oz/ton	From (ft)	To (ft)	Interval Thickness (ft)	Au Grade oz/ton

At-3	840	925	85	0.055	845	890	45	0.083
	940	990	50	0.020	1,120	1,140	20	0.082
					1,125	1,130	5	0.265

99406	770	830	60	0.162	800	810	10	0.906[2]
	880	990	110	0.036	900	910	10	0.061
					940	950	10	0.116

99445[1]	1,070	1,120	50	0.061	1,080	1,090	10	0.222

CR05-1	835	845	10	0.014
	870	905	35	0.013
	945	1,025	80	0.110	945	995	50	0.163

CR05-2	850	1,000	150	0.059	855	865	10	0.104
					905	985	80	0.086
					1,050	1,075	25	0.028

(1) Inclined hole.
(2) Average gold value from three assays.

10.0	DRILLING

10.1    Summary

The Robertson Property has had a long and varied drilling history during which time at least 1,100 drill holes totaling 432,000 ft have been completed. About 16 percent of the total footage drilled occurred prior to Coral’s involvement in the property. As a result, much of the documentation regarding the early drilling programs is no longer available. What remains available is a digital compilation produced by Amax in the early 1990’s, that includes collar coordinates in local mine and UTM grid systems, elevation in feet, assay interval, and gold assay value. The sources of this information were manual compilations by Coral and Amax taken from driller’s logs, assay reports and assay certificates. In most cases no geologic logs were available.

The drilling methods employed by some early explorers are unknown (e.g. Aaron) or are not precisely known. It is known that the Superior and Placer Development drilling programs employed both conventional rotary drilling methods and “percussion” drilling methods. Conventional “open hole” rotary methods produce generally unreliable results because of chronic contamination problems and poor sampling technique. Except where twin RC or DDH have verified the original assays, much of the early results were not used in resource evaluations. Table 10.1 provides a summary of drilling in the district by companies known to have operated there since about 1968.

Table 10.1 Robertson Property Drilling Summary

Company	Number of Holes	Drilling Method	Down Hole Survey	Collar Survey	Footage Drilled (ft)	Ave Hole Depth (ft)

Superior	92(?)	Conv. Rtry	no	yes	c.32,000	348

Placer Dev.	23(?)	Conv. Rrty	no	yes	c.3,200	150

Aaron	N/A	Percussion	no	some	<1,000	8-10

E & B Expl.	148	RC(?)	no	yes	30,800	200
		“Percussion”

Coral	380	RC	no	yes	105,877	278
	7	DDH	?	yes	3,500	500

Amax	338	RC	yes	yes	141,700	420
	62	DDH	yes	yes	34,300	553

Cortez	46	RC	yes	yes	54,000	1,174
	1	Mud Rtry	?	yes	3,000

Coral Gold	32	RC	yes	yes	24,020	751

TOTAL	1,129				432,397	383

The E & B Exploration drilling is described in various reports by J. DeLeen (1980 and 1981) as “percussion”, but it is believed to have been reverse circulation. Except for the Amax digital compilation, the only remaining record of the E & B drilling is a complete set of drill cuttings retained for each sample interval. In addition, approximately 20 chip boards have also been preserved. The cuttings are stored on site in 20-compartment plastic chip trays identified by hole number and footage. E & B routinely sampled the drill holes on even 5-ft intervals. Of the 148 “percussion” holes drilled by E & B, the majority of which were 200 ft or less in depth and all were drilled vertical.

In 1987, Coral developed a local north-south, east-west survey grid consisting of surveyed triangulation stations. All of the pre-Coral drill collars located in the field were subsequently tied to the local grid. Elevation control was determined from the USGS “Tenabo” bench mark (5,164.1 ft) situated at the east edge of the local survey grid.

10.2    Coral RC Drilling

Documentation of the Coral RC and core drilling is no longer available. At the time of the Amax compilation (c.1991-92), the Coral drilling records were well organized and complete, and included driller’s logs, sample interval, and assay report. Of the 380 RC holes drilled by Coral, the majority were less 250-ft-deep and fewer than 20 holes were inclined. Most holes had summary geologic logs and on file in Coral’s Crescent Valley office. The summary logs are included in the Amax digital compilation. A complete set of drill cuttings are retained for each RC sample interval and are stored on site in 20-compartment plastic chip trays identified by hole number and footage. Sampling was routinely done on even 5-ft-intervals over the length of the hole, including overburden. All drill collars were surveyed and tied to the local grid. No down-hole surveys were done on the Coral RC holes.

The majority of the Coral RC drilling was completed by two local drilling contractors: Eklund Drilling Company of Elko, NV and Rimrock Drilling also of Elko. The 7 core holes were drilled by Coates Drilling of Delta, B.C., Canada.

10.3	Amax RC Drilling

The methodology of the Amax RC drilling is well documented. Amax completed 342 RC holes, AT-1 through AT-341, totaling nearly 142,000 ft. Over 90 percent of the RC holes were drilled vertical to depths ranging from 400 ft to 2,600 ft (AT-3). Overburden depths varied from none to 60 ft. Where thin overburden was encountered, a minimum of 10 ft of steel surface casing was installed. In deeper overburden, 20 ft to 40 ft of steel casing was installed. Drill hole diameter averaged 5.5 inches and samples were collected on even 5-ft interval starting at the overburden-bedrock interface. Because of the low-angle orientation or flat-lying nature of most mineralized zones at Robertson, sample length (5 ft) is believed to represent true thickness.

Most RC holes drilled to depths of <1,000 ft, were completed using conventional down-the-hole hammer bits with conventional cross over assembly. Holes exceeding 1,000 ft feet were completed using standard tricone bits. All RC holes exceeding a depth of 400 ft had down-hole surveys using a multi-reading magnetic vertical deviation tool. Measured deflection in deeper hole ranged up to 105 ft, but averaged about 55 ft and is not considered serious. Surveys were conducted by Century Geophysics of Elko, NV. Prior drilling experience indicate that hole less than 400 ft deep had negligible deflection. Drill collars were surveyed and tied to the local grid system by registered surveyors from Desert Mountain Surveying of Winnemucca, NV.

Character samples for each 5-ft assay interval were collected from the reject port of the sample splitter and logged at the drill site. The drill cuttings are stored in 20-compartment plastic chip trays and stored on site. Geologic observations were recorded on standardized logging forms and included percentage oxidation, primary and secondary lithology, alteration and mineralization. The Amax drill logs are no longer in the possession of Coral.

The drilling contractor for 90 percent of the holes was Eklund Drilling Company of Elko, NV. The remaining holes were drilled by Lang Exploratory Drilling of Salt Lake City, UT and Becker Drills of Denver, CO. All of the contractors are well regarded and highly experienced.

10.4    Amax Core Drilling

Amax completed 62 DDH, CAT-1 through CAT-62, totaling over 34,000 ft. The principal drilling contractor was Longyear Drilling of Dayton, NV, a well respected drilling company, who generally preformed above industry standard. The initial four core holes were completed by Tonto Drilling Company of Spokane, WA. At that time, their performance on the project was considered substandard due to their poor core recovery efforts.

Of the 62 DDH, 56 were drilled using HQ-diameter (2.5 inches) diamond impregnated bits, 5-ft core barrels and wire-line method. Six holes were inclined and nine were drilled using PQ-diameter (3.33 inches) tools in order to collect samples for metallurgical testing (column leach tests). Core orientation studies were attempted in four of the HQ core holes with only limited success. All hole collars were surveyed and tied to the local grid coordinate system. Down-the-hole surveys were completed on 90 percent of the core holes using a standard single shot camera survey tool. Shots were taken at regular 100 ft intervals.

Core was retrieved from the drill site in standard waxed cardboard core boxes (5 ft/box). Wooden blocks indicating footage were placed at the end of each core run by the driller. Prior to logging, the core was measured and marked into even 5-ft or less sample intervals. The percentage of core recovery was determined and RQD data collected and recorded on a standardized form. The core was cleaned of drilling mud and grease, and photographed. Detailed geologic observations of the core were made using a standardized logging form. Key observations included percent oxidation, primary and secondary lithology, alteration, mineralization and structure. In addition, 15 secondary fields were also visually estimated. Small lengths of representative core were collected at regular intervals over the entire length of the holes as a visual record. The “skeleton” core is stored on site in standard cardboard core boxes identified with hole number and footage interval. Individual core is identified by hole number and footage in permanent marker.

10.5    Cortez RC Drilling

The Cortez drilling consisted of 46 RC holes totaling 54,000 ft and one “mud rotary” hole drilled to a depth of 3,000 ft. The RC drilling contractor was Eklund Drilling Company of Elko, NV, a well respected and experienced drilling company. The mud rotary hole was completed by the Lang Division of Boart Longyear of Salt Lake City, UT, a well respected and experienced drilling company.

Of the 46 RC holes 34 were drilled to a depth of between 1,000 ft to 2,000 ft and 12 were drilled to a depth of 500 ft to 900 ft. Twelve holes were inclined from 52° to 62°. All of the RC holes had down-hole surveys using a multi-reading magnetic vertical deviation tool. The surveys were conducted by Silver State Surveys, Inc., of Elko, NV. None of the measured deflection is considered serious.

Cortez routinely sampled the RC holes at 10-ft intervals over the entire length of the hole. Because of the low-angle orientation or flat-lying nature of most mineralized zones at Robertson, sample length (10 ft) is believed to represent true thickness. No geologic logging was completed and no other details, except assay results were provided. Character samples were collected for each 10-ft assay interval in 20-compartment plastic chip trays which are stored off-site.

10.6    Coral Gold Resources RC Drilling (2004-2005)

The methodologies employed during the three Coral RC drilling programs are well documented. Coral completed 32 RC holes, CR04-1 through CR04-20 and CR05-1 through CR05-12, totaling 24,020 ft. Depths of the holes varied from 485 ft to 1,200 ft. Overburden depths ranged from none to 18 ft. Twenty-nine of the RC holes were drilled vertical to depths ranging from 485 ft to 1,200 ft. Three holes were inclined at angles of between 60° to 70° and drilled to depths of 600 ft to 725 ft. Overburden depths varied from none to 25 ft. Where thin overburden was encountered, a minimum of 10 ft of steel surface casing was installed. In deeper overburden, 20 ft to 40 ft of steel casing was installed. Drill hole diameter averaged 5.5 inches and samples were collected on even 5-ft interval starting at the overburden-bedrock interface. Because of the low-angle orientation or flat-lying nature of most mineralized zones at Robertson, sample length (5 ft) is believed to represent true thickness.

Most RC holes drilled to depths of <1,000 ft, were completed using conventional down-the-hole hammer bits with conventional cross over assembly. Holes exceeding 1,000 ft feet were completed using standard tricone bits.

All RC holes exceeding a depth of 600 ft had down-hole surveys using a multi-reading gyroscopic vertical deviation tool. Measured horizontal deflection at the bottom of holes with total depth between 600 ft and 1,000 ft ranged from 9 ft to 24.5 ft on azimuths varying from nearly due north to east-southeast. Within ore-grade intersections, deflection varied from 7 ft to 15.5 ft along similar azimuths. The measured deflections are considered negligible. Measured horizontal deflections in deeper holes (>1,000 ft) ranged up to 67 ft, but averaged about 22 ft and is not considered serious. Surveys for holes CR04-1 through CR04-20 were conducted by Wellbore Navigation, Inc of Elko, NV. Surveys for holes CR05-1 through CR05-12 were surveyed by International Directional Services of Elko, NV. Prior drilling experience indicate that hole less than 600 ft deep had negligible deflection. Drill collars were surveyed and tied to the UTM and local grid systems by registered surveyors from Summit Engineering of Elko, NV.

Character samples for each 5-ft assay interval were collected from the reject port of the sample splitter and logged at the drill site. The drill cuttings are stored in 20-compartment plastic chip trays and stored on site. Geologic observations were recorded on standardized logging forms and included percentage oxidation, primary and secondary lithology, alteration and mineralization.

The drilling contractor for the 2004-2005 drilling programs was Lang Exploratory Drilling of Elko, NV. Lang is a well regarded and highly experienced RC drilling company.

11.0    SAMPLING METHOD AND APPROACH

The author has no first hand knowledge of the sampling procedures employed during the exploratory drilling programs prior to Coral (pre-1986), as well as the procedures used by Coral (1986-1989). In addition, no written documentation or description of the sampling procedures employed by these companies was found in the Coral files. Also, it can not be assumed that the sampling procedures used by these companies would meet industry standard of today.

Additionally, the author has no first hand knowledge of the sampling procedures employed by Cortez (1999). No written documentation or verbal description of the sampling procedures used at the Robertson Property was provided by Cortez. However, it can be assumed that Cortez employed the same or similar sampling protocol on this project as is used at their nearby mining operation and that it meets current industry standard.

The sampling procedures employed by Amax and Coral Gold during their RC and the Amax core drilling programs are well documented and, as Senior Project Geologist for Amax and as the supervising Qualified Person for Coral at the Robertson Property, the author has first hand knowledge of their sampling methodologies. The sampling protocols used by Amax and Coral Gold on this project meet current industry standards.

11.1    Amax RC Drilling

The majority of RC holes were drilled using truck-mounted Ingersol-Rand TH-60, TH-75 and TH-100 drills (or equivalent) with 825-1,000 cfm/350 psi compressors. These drills employ air-cyclone sample collection equipment that was industry standard at the time (1990-96). Standard care was taken to minimize contamination during all parts of sampling procedure. In addition, an Amax geologist was at the drill site during all phases of the drilling and sampling procedure.

During dry drilling conditions, drill cuttings were collected at even 5-ft intervals and split at the drill site using a Gilson-type sample splitter. Samples were collected in large trays directly from the splitter and poured into heavy canvas bags. Each bag was pre-labeled with the hole number and a unique sample number that corresponds to a footage on the drill log and to a lab tag number. The labeling was done with a permanent marker. Ideally, a 25 to 35 pound sample was collected. The Gilson splitter and collection trays were cleaned with compressed air between samples.

During wet drilling conditions, drill cuttings were spit on site using a radial rotating wet splitter. When drilling wet, the heavy canvas sample bags were attached directly to sample discharge outlet of the splitter. The wet splitter was routinely cleaned with a high pressure water hose at the end of every 20 ft rod change. In zones of high water volume, sample bags would fill and overflow with water and fine-grained material. These “fines” were not captured. Previous sampling studies by Amax of this material indicated that the gold content was negligible in the overflow material.

Prior to sealing the sample bags, lab sample tags were inserted which had the same sample number as written on the outside of the bag. The full sample bags were secured with a 16-gauge wire tie. Samples were laid out in numerical order and left at the drill site until they were picked up by the assay lab.

During RC sampling, “rig duplicate” samples were routinely collected from the reject outlet of the splitter. These samples were used to assess the effectiveness of the sampling procedure and were compared with the “original” sample. Additionally, specially collected coarse barren material (<0.005 ppm Au) were inserted into the sample sequence at pre-determined intervals to monitor possible lab contamination and smearing of coarse gold on sample preparation equipment.

Once the samples were dry, all RC samples were weighed at the lab. The average dry weight for a 5-ft sample was 35.2 pounds. Together with observations at the drill site, monitoring sample weights provided data from which sample recovery could be estimated.

11.2    Amax Core Drilling

Drill core was retrieved from the drill site and taken to a core preparation facility, where it was measured and core recovery was determined for each 5-ft assay interval. Individual assay intervals were marked by wooden blocks. Core recovery averaged 92 percent. Only rarely were sub samples taken. After cleaning, photographing and detailed logging, the entire unsplit, 5-ft assay interval was placed in a pre-labeled heavy canvas bag. Using a permanent marker, each bag was labeled with hole number and a unique sample number. A 2 inch to 3 inch reference sample with hole number and footage was taken from each assay interval and stored on site.

Prior to sealing the sample bags, lab sample tags were inserted which had the same sample number as written on the outside of the bag. The full sample bags were secured with a 16-gauge wire tie. The samples remained in the prep facility until they were picked by the assay lab.

Specially collected coarse barren material were inserted into the sample sequence at pre-determined intervals to monitor possible lab contamination and smearing of coarse gold on sample prep equipment.

All core samples were weighed at the assay lab prior to sample preparation. The average dry weight for a 5-ft sample was 24.8 pounds. These data were used to monitor possible correlations between low sample weights and high assay results, which might suggest up-grading of gold values.

11.3	Coral Gold Resources Sampling

The drilling was conducted using truck-mounted Ingersol-Rand TH-75 with 900 cfm/350 psi compressor and a truck-mounted Drill Tech D40K drill with 900 cfm/350 psi compressor. These drills employ air-cyclone sample collection equipment that meets current industry standard. Standard care was taken to minimize contamination during all parts of sampling procedure. In addition, a geologist was at the drill site during all phases of the drilling and sampling procedure.

All drill holes were drilled wet beginning at the surface. Under these conditions, a small amount of water is injected during the drilling process until the water table is encountered, which varied from 105-ft- to 455-ft-deep. Samples for gold assay were taken on even 5-ft intervals starting at the surface. During wet drilling conditions, drill cuttings were spit on site using a radial rotating wet splitter. When drilling wet, samples were collected using a series of 5 gallon plastic buckets. The samples were decanted of excess water and transferred to pre-numbered heavy 10 inch x 17 inch sample bags. The sample collection buckets were cleaned using a high pressure water hose after each sample. The wet splitter was routinely cleaned with a high pressure water hose at every 20 ft rod change. In zones of high water volume, the 5-gallon sample buckets filled and overflowed with water and fine-grained material. These “fines” were not captured. Previous sampling studies of this material indicated that the gold content was negligible in the overflow material.

Character samples for each 5-ft assay interval were collected from the reject port of the sample splitter and logged at the drill site. The drill cuttings are stored in 20-compartment plastic chip trays that are stored on site. Geologic observations were recorded on standardized logging forms and included percentage oxidation, primary and secondary lithology, alteration and mineralization.

During RC sampling, “rig duplicate” samples were routinely collected from the reject outlet of the splitter. These samples were used to assess the effectiveness of the sampling procedure and were compared with the “original” sample. Additionally, specially collected coarse “blank” (<0.005 ppm) and very low-level material (<0.025 ppm Au) were inserted into the sample sequence at pre-determined intervals to monitor possible lab contamination and smearing of coarse gold on sample preparation equipment.

Once the samples were dry, all RC samples were weighed at the lab. The average dry weight for a 5-ft sample was about 4.0 kg. Together with observations at the drill site, monitoring sample weights provided data from which sample recovery could be estimated.

12.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

The author has no first hand knowledge of the sample preparation protocols, analytical methodology and sample security that were employed at the Robertson Property by companies prior to Coral (pre-1986), as well as the procedures used by Coral (1986-1989). No written documentation or description of these procedures was found in the Coral files. Further, it can not be assumed that the sample preparation, analytical procedures and sample security measures used by the early companies would meet industry standard of today.

The author has no first hand knowledge of the sample preparation protocols, analytical procedures or sample security measures employed by Cortez (1999) during their evaluation of the Robertson Property. It should also be noted that no written or oral description of these procedures was provided by Cortez. However, it may be assumed that the sample preparation, analytical procedures and sample security used by Cortez on this project would meet industry standard of today.

The sample preparation protocol, analytical procedures and sample security measures employed by Amax (1990-1996) and Coral Gold (2004-2005) during their RC drilling programs, and the Amax core drilling programs, are well documented and, as Senior Project Geologist for Amax and as the supervising Qualified Person for Coral Gold at the Robertson Property, the author also has first hand knowledge of these methodologies. The sample preparation protocols, analytical procedures and sample security measures used by Amax and Coral Gold on this project meet current industry standard practices.

12.1    Amax Drill Sample Security Measures

All RC and core samples remained on the project site until they were picked up by the analytical lab. No sample preparation occurred on-site. Access to the samples prior to pick up by the lab by non-Amax or Coral personnel was controlled during both daylight and night-time hours.  While it is the opinion of the author that no tampering with samples occurred during this period and, within the context of the entire drilling program, large-scale tampering would have been impossible to achieve.

12.2	Analyses of Amax Drill Samples

During the period 1990-91 and 1993-94, Amax employed Monitor Geochemical Laboratory, with sample prep and analytical facilities in Elko, NV, as its principal analytical lab for the Robertson Property. In 1992, the principal laboratory was Bondar-Clegg, with sample prep facilities in Reno, NV and analytical laboratories in Vancouver, B.C. In 1993-94, during the Porphyry Zone evaluation, Chemex Labs, Inc. was chosen as the secondary (umpire) lab and used primarily to verify sample prep and check assaying.

The Amax sample preparation protocol was used at the Monitor, Bondar-Clegg and Chemex sample prep facilities and is summarized below:

•	Entire drill sample was dried in the sample bag and weighed;
•	Entire 25-35 pound (11-16 kilograms) sample jaw-crushed to 95% -10 mesh;
•	Crushed material reduced to 6 kilograms (13 pounds) with Jones-type splitter;
•	Reject material saved and stored at lab;
•	Entire 6 kilogram sub sample disk-pulverized to 95% -80 mesh;
•	Pulverized material reduced to 350 gram with Jones-type splitter
•	350 gram sub sample passed through rotary mill to 95% -200 mesh;
•	nominal 350 gram pulp sample sent for analysis;
•	Jaw crusher, rotary mill and pulverizer cleaned by passing barren gravel and sand between samples; Jones splitter cleaned by compressed air.

The gold assay procedure used at both Monitor and Bondar-Clegg facilities is summarized below:

•	Re-homogenization of the 350 gram pulp;
•	One-assay ton (nominal 29.1 grams) weighed from 350 gram pulp;
•	One-assay ton fire assay followed by bead digestion in aqua regia and AA determination;
•	All values exceeding 10 ppm gold are re-assayed using one-assay ton with gravimetric finish.

12.3	Metallic Screen Analyses

During the Porphyry Zone evaluation, concern over the presence of “coarse” gold prompted Amax to initiate “screen fire” analysis, considered the most accurate assay method for assessing coarse gold. The evaluation consisted of 132 screen fire assays (about 1 percent of all sample in the Porphyry Zone). The screen fire assay procedure employed at Monitor is summarized below:

•	Split a 1 kilogram (2.2 pounds) sub sample from the -10 mesh reject material;
•	1 kilogram sub sample pulverized in ring and puck mill to nominal -150 mesh;
•	Pulverized material weighed (weight recorded);
•	Entire sample wet sieved through 150 mesh screen;
•	Entire +150 mesh (oversize) collected, dried, weighed and fire assayed;
•	Entire -150 mesh (undersize) collected, dried and a 2-assay ton split (58.3 grams) fire assayed;
•	Assay results of the two size fractions are combined by weighted averaging to determine the reported assay.

12.4	Cyanide-Soluble Gold and Copper Analyses

During evaluation of the Porphyry Zone resource, cyanide soluble gold and copper analyses were routinely performed on all samples with FA/AA gold values > 0.01 oz Au/t (over 2,100 samples). The cyanide soluble analytical procedure consisted of leaching 10 grams of -200 mesh pulp material in a flask for 24 hours in a 100 ml solution of one gram/liter NaCN solution. The leach solution was analyzed for gold and copper by atomic absorption spectrometry.

12.5	Use of Standards and Blanks

In order to assess the Monitor and Bondar-Clegg sample prep and analytical performance, Amax developed a QA/QC program consisting of submitting “blind” coarse blank material (3.5%), rig duplicates (4%) and Amax prepared standard pulps (9.3%) into the sample stream. All reference materials were pre-numbered in sequence with the drill samples and submitted blind to the labs without unique identifiers. Standard pulps were chosen to match as closely as possible the oxidation state, expected grade and sulfide content of the accompanying drill samples.

Over 900 samples, representing coarse reject material and pulps, were randomly selected for sample preparation and gold assay determinations by Chemex. These materials were shipped by the primary lab. Sample prep and analytical procedure used by the secondary lab were same as those used by the primary lab facilities.

12.6    Coral Gold Drill Sample Security Measures

All RC samples remained on the project site until they were picked up by the analytical lab. No sample preparation occurred on-site. No Coral personnel were involved in any aspect of sample preparation. Access to the samples prior to pick up by the lab by non- Coral personnel was controlled during daylight hours only.  While it is the opinion of the author that no tampering with samples occurred during this period and, within the context of the entire drilling program, large-scale tampering would have been impossible to achieve.

12.7	Analyses of Coral Gold Drill Samples

During the period 2004-2005, Coral employed ALS Chemex with sample prep facilities in Elko, NV and analytical laboratories in Reno, NV to perform sample preparation and gold assays. ALS Chemex laboratories in North America are registered to ISO 9001:2000 by QMI Quality Registrars.

The sample preparation protocol used at the ALS Chemex sample prep facilities and is summarized below:

•	Entire drill sample was dried in the sample bag and weighed;
•	Entire 7-15 pound (3.2-5.5 kilograms) sample jaw-crushed to 70% -2mm;
•	Crushed material reduced to 1 kilogram (2.2 pounds) with riffle-type splitter;
•	Reject material saved and stored at lab;
•	Entire 1 kilogram sub sample disk-pulverized to 85% -200 mesh;

•	Pulverized material reduced to 250 gram with riffle-type splitter;
•	nominal 250 gram pulp sample sent for analysis;
•	Jaw crusher and pulverizers cleaned after every sample by passing barren gravel and sand.

The gold assay procedure used at ALS Chemex facilities is summarized below:

•	Re-homogenization of the 250 gram pulp;
•	One-assay ton (nominal 29.1 grams) weighed from 250 gram pulp;
•	One-assay ton fire assay followed by bead digestion in aqua regia and AA determination;
•	All values exceeding 10 ppm gold are re-assayed using one-assay ton with gravimetric finish.

12.8	Use of Standards and Blanks

In order to assess the ALS Chemex sample prep and analytical performance, Coral developed a QA/QC program consisting of submitting “blind” coarse blank and low-level gold material (4.3%), rig duplicates (2.1%) and standard reference pulps (1.2%) into the sample stream. All reference materials were pre-numbered in sequence with the drill samples and submitted blind to the labs without unique identifiers. Standard pulps were chosen to match as closely as possible the oxidation state, expected grade and sulfide content of the accompanying drill samples.

Over 146 samples, representing coarse reject material and pulps, were selected for additional sample preparation and gold assay determinations by ALS Chemex.

13.0    DATA VERIFICATION

Data verification was undertaken by Amax during evaluation of the Porphyry Zone resource. MRDI (Mineral Resource Development, Inc., of San Mateo, CA) was responsible for verification of Amax’s methodology used to verify the quality of analytical data used in their evaluation at the Robertson Property. It was the opinion of MRDI that the methodology used is appropriate in the context of the evaluation being considered and that the work preformed by Amax meets or exceeds industry standards.

13.1	Data Verification of Amax Drill Sample Results

The Amax primary labs were the Monitor facility in Elko, NV and the Bondar-Clegg facility in Vancouver, B. C. Chemex Labs of Vancouver, B. C. was chosen as the secondary (umpire) lab facility.

The primary labs prep facilities were responsible for preparing coarse “rig” duplicate samples, coarse blank samples and for inserting the Amax supplied standard reference materials into the sample stream. The standard reference material was prepared by Amax as part of an internal, company-wide program that supplied reference material for all Amax sampling programs. The standards are highly reliable and were routinely monitored by Amax. Once the drill samples were reduced to pulp samples ready for assay, the Amax standards (pulps) were inserted by the lab in pre-numbered sequence with the other pulps and assayed sequentially.

In addition, Amax was supplied with and monitored the analytical results of the primary and secondary labs own internal QA/QC controls for sample batches.

Amax routinely (6% of all samples) submitted pulp samples prepared by the primary lab to the umpire lab for gold assay. Less frequently, coarse (-10 mesh) reject material was submitted to the umpire lab for preparation and analysis. The primary lab was responsible for shipping all samples to the umpire lab.

13.2	Summary of Verification-Drill Samples Results

To assess the ability of the primary and umpire labs to provide consistently accurate analytical results, their performance was monitored using standards, blanks and rig duplicate samples.

Analytical results for the 621 Amax standards submitted to the primary lab indicate that the average for all “expected” values was 1.134 ppm Au, versus the primary labs average value of 1.178 ppm Au. This is a relative difference of 0.044 ppm Au, or 3.8 percent of the mean of both values. A correlation coefficient of 0.99 was calculated for the pair. These results indicate that relative bias between the two data sets is absent.

Check assays of pulps prepared by the primary lab were preformed on 891 samples by the umpire lab. The average value from the primary lab was 0.446 ppm Au versus the average value from the check assay of 0.457, a relative difference of 0.011 ppm Au, or 2.4 percent of the mean of both values. A correlation coefficient of 0.97 was calculated for the data pairs. These results indicate very good analytical reproducibility by the primary lab.

Check assays preformed by the primary labs on pulp samples used for the initial determination were conducted on 1,425 samples (9.3% of all samples). The average value for the initial sample was 0.566 ppm Au versus the average value for the check sample of 0.561 ppm Au, a relative difference of 0.005 ppm Au, or less than 1 percent of the mean value of both values. A correlation coefficient of 0.95 was calculated for this data set. These results indicate very good analytical reproducibility by the primary lab.

The “rig” duplicate samples taken from reject material at the drill rig, and submitted blind to the lab, were prepared and analyzed along with the routine drill samples. The primary lab prepared and analyzed 578 ‘rig’ duplicate samples (3.8% of all samples). The average value for the primary assay was 0.359 ppm Au and the average value for the “rig” duplicate assay was 0.372 ppm Au, a relative difference of 0.013 ppm Au, or 3.5 percent of the mean value for both values. These results indicate very good reproducibility of the sample preparation and analytical procedures by the primary lab.

13.3	Data Verification of Coral Gold Drill Sample Results

The Coral primary lab was ALS Chemex with sample prep facilities in Elko, NV and assay facilities in Reno, NV.

The ALS Chemex prep facilities was responsible for preparing coarse “rig” duplicate samples, coarse blank samples, coarse low-level gold samples, and for inserting the Coral supplied standard reference materials into the sample stream. The commercially available certified reference materials were supplied by CANMET and MEG. The standards are highly reliable and were routinely monitored by Coral. Once the drill samples were reduced to pulp samples ready for assay, the certified reference pulps were inserted by the lab in pre-numbered sequence with the other pulps and assayed sequentially.

In addition, Coral was supplied with and monitored the analytical results of ALS Chemex own internal QA/QC controls for sample batches.

13.4	Summary of Verification-Drill Sample Results

To assess the ability of the primary and umpire labs to provide consistently accurate analytical results, their performance was monitored using standards, blanks and rig duplicate samples. A total of 4,815 drill samples were submitted to ALS Chemex for initial gold determination. In addition Coral submitted 580 control (12%) samples to monitor lab performance.

Certified Reference Pulps

Analytical results for the 59 certified reference pulps submitted to ALS Chemex indicate that the average for all “expected” values was 3.283 ppm Au, versus the primary labs average value of 3.375 ppm Au. This is a relative difference of 0.092 ppm Au, or 2.8 percent of the mean of both values. A correlation coefficient of 0.99 was calculated for the pair. These results indicate that relative bias between the two data sets is absent.

Check Assays

Check assays of pulps prepared by the primary lab were preformed on 207 (4.3%) samples. The average value from the initial assay was 1.544 ppm Au versus the average value from the check assay of 1.544, essentially no difference between the mean of both values. However on a sample by sample comparison, results between the two data sets (average values) varied from 0.027 ppm to 0.116 ppm. A correlation coefficient of 0.998 was calculated for the data pairs. These results indicate very good analytical reproducibility by the primary lab.

Rig Duplicate Samples

The “rig” duplicate samples taken from reject material at the drill rig, and submitted blind to the lab, were prepared and analyzed along with the routine drill samples. The primary lab prepared and analyzed 101 ‘rig’ duplicate samples (2.1% of all samples). The average value for the primary assay sample was 0.679 ppm Au and the average value for the “rig” duplicate assay was 0.653 ppm Au, a relative difference of 0.026 ppm Au, or 3.8 percent of the mean value for the primary sample. However, in several instances significant differences between four assay pairs were noted. The relative difference between these assay pairs ranged from 0.752 ppm to 10.1 ppm. Despite the high variance between these samples, a correlation coefficient of 0.963 was calculated for the data pairs. These results indicate an overall very good reproducibility of the sample preparation and analytical procedures by the primary lab. While the variance between the four sample pairs is relatively large, it probably reflects the erratic nature of the gold distribution in the sample rather than poor sample preparation or analytical precision.

Coarse Blank and Low-Level Gold Samples

A total of 206 samples (4.3%) containing coarse blank material (<0.005 ppm Au) or coarse material containing trace levels of gold (< 0.005 to 0.025 ppm Au), were systematically introduced into the sample stream to assess the potential for introducing contamination during sample preparation. The average assay value for the 95 blank samples (sample CO-1) was <0.005 ppm Au. Of the 43 blank samples, 5 samples returned a gold value of 0.005 ppm. The average value for the 111 trace-level gold material (sample CV-1) was 0.007 ppm Au. Assay values for the 111 trace-level gold material varied from <0.005 to 0.025 ppm Au. An examination of the expected values for the blank and low-level samples as compared with assay results of the immediately proceeding 3 or 4 samples indicates that no discernable contamination occurred during sample preparation.

13.5	Authors Data Verification

As project manager for Amax during the time period 1990 through 1994 and a supervising Qualified Person for Coral Gold (2004-2005), the author was primarily responsible for developing, implementing and monitoring the QA/QC program employed by Amax and Coral Gold at the Robertson Property. These results verify the adequacy and effectiveness of these QA/QC programs, and justify a high level of confidence in the analytical data generated by Amax and Coral Gold used in the evaluation of the Robertson project.

While the author has no first hand knowledge of the QA/QC program employed by Cortez during their 1999 evaluation of the Robertson Project, it is the author’s opinion that as a mining industry leader, they employed a program which was adequate to justify a high level of confidence in the analytical data generated.

14.0    MINERAL PROCESSING AND METALLURGICAL TESTING

Preliminary metallurgical testing has been completed on the 39A, Gold Pan and Altenburg Hill resources. Detailed studies were completed on the Porphyry resource as part of the 1994 Amax feasibility study.

Earlier studies carried out by Coral in 1988, were aimed at evaluating the oxide resources in the mined-out Gold Quartz and Gold Quartz West zones. These studies were preformed by Kappes-Cassiday and Associates of Sparks, NV and are no longer relevant to the current evaluation of the Robertson Property and will not be reviewed further.

14.1    1994 Metallurgy Studies

As part of a 1994 feasibility study of the Porphyry Zone resource, Amax conducted detailed metallurgical testing in three phases summarized below. Phase I testing was preformed by AMAX Research and Development in Golden, CO and Phase II and Phase III testing were preformed by McClelland Laboratories of Sparks, NV.

Phase I      Preliminary bottle roll leach tests on 32 composite RC cuttings (assay rejects) at 10 mesh and 80 mesh. Composite samples represent a variety of oxidation states, gold grade and copper content.

Phase II      Detailed column and bottle roll leach testing on 13 composite samples from PQ-diameter (3.3 inches) core, representing variable gold grade, oxidation state and cyanide soluble copper content. Used crush sizes of 1 1/2 inches and ½ inch and grind sizes ranging from 10 mesh, 100 mesh and 200 mesh.

Phase III    Bottle roll testing on 13 composite samples at ½ inch and 100 mesh. Composite material is from 3 PQ-diameter core and RC cuttings from a new area within the Porphyry resource.

Phase I

Phase I results indicates gold extractions from thirty 10 mesh samples ranged from 60.9 percent to 96.9 percent. Extractions for the two 80 mesh samples achieved 35.3 percent and 50 percent. A summary of Phase I metallurgical testing is shown in Table 14.1.

Phase II

The purpose of Phase II testing was to obtain data for process design. Results are summarized in Table 14.2. A total of 337 intervals of core from five PQ-diameter diamond drill holes were used to develop the composite samples. Core composites were prepared using Amax interval compositing instructions.

Table 14.1 Summary of Phase I Metallurgical Test Results (AMAX R&D,1993)

Sample Description	Head Grades			Au Extn (%)	Ag Extn (%)	Cu Extn (%)	Consumptions (lbs/ton)
	Au, opt	Ag, ppm	Cu, ppm				NaCN	Lime

Oxide (no Cu)	0.028	2.77	971	82.8	33.9	11.5	1.92	1.1
Oxide (with Cu)	0.027	N/A	2,253	83.9	56.7	11.8	3.0	1.1
Part Oxide (no Cu)	0.022	N/A	1,229	82.5	27.4	27.2	3.33	2.1
Sulfide (no Cu)	0.023	1.1	323	77.3	46.7	19.0	2.2	0.4
Sulfide (with Cu)	0.015	1.4	788	69.1	30.1	21.8	3.6	2.4*
High grade	0.263	3.5	1,550	76.3	41.4	36.2	3.6	N/A

*Average of 7 samples, average of 6 samples 0.63 lbs/ton.

Table 14.2 Summary of Phase II Metallurgical Test Results (McClelland, 1994)

Comp. No.	Calc Head Grade	Oxid. %	CN Sol Cu (lbs/t)	---Gold Extractions (%)----					Consumptions (½" feed)
				1½"	½"	10m	100m	200m	NaCN (lbs/t)	Lime (lbs/t)

1	0.018	100	0.2	56.3	72.2	76.5	89.5	89.5	1.69	4.5
2	0.023	99	0.2	68.2	82.6	75.0	84.0	84.0	1.51	4.3
3	0.017	86	0.2	55.6	75.0	73.7	88.9	89.5	1.36	4.5
4	0.028	99	0.4	51.7	N/A	78.3	92.6	93.1	N/A	N/A
5	0.024	58	1.53	38.1	54.5	72.0	92.3	92.0	2.57	5.0
6	0.035	100	1.27	44.8	N/A	81.3	93.9	97.1	N/A	N/A
7	0.031	98	0.3	N/A	72.4	83.3	93.9	93.9	2.92	5.3
8	0.038	89	7.33	36.4	51.2	31.6	26.3	29.7	12.0	111.3
9	0.032	97	2.07	24.1	50.0	53.1	82.1	79.2	3.33	5.2
10	0.017	6	0.4	33.3	53.8	75.0	93.3	93.8	1.58	3.8
11	0.040	0	0.4	N/A	39.1	61.9	86.5	92.3	1.17	2.4
12	0.111	100	0.2	N/A	N/A	68.3	92.6	94.0	N/A	N/A
13	0.119	58	2.20	N/A	N/A	60.0	79.0	80.5	N/A	N/A

The 13 composites for columns, bottle roll and crushing tests were prepared by blending, coning and quartering each specified interval. All rejects from the coning and quartering of 1 ½ inch material were crushed to 80 percent passing ½ inch and were blended and split to obtain samples for testing the 10 mesh and finer sizes.

Composite head grades were determined by conventional fire assays for gold and silver, triplicate gold metallic screen fire assays, multi-element ICP analysis, sulfur speciation, carbon speciation and cyanide soluble gold and copper shaker tests.

Bottle roll leach tests were conducted on 13 composites using 1 ½ inch, ½ inch, 10 mesh, 100 mesh and 200 mesh material to determine gold, silver and copper extractions and reagent sensitivity to ore feed size. Bottle roll tests were conducted over a period of 96 hours.

Column percolation leach tests were preformed on 9 composites at feed sizes of 80 percent passing 1 ½ inch and ½ inch. The ore was charged into 10-ft-high columns with inside diameters ranging from 4 inches to 12 inches. The column leach tests were conducted over a period of 39 days to 53 days.

Results from Phase II testing indicate that gold extractions are highly sensitive to ore crush size. Since recoveries were markedly increased with a finer crush size, Amax chose a nominal ½ inch crush size as the basis for their heap leach process design.

Phase III

The purpose of Phase III testing was to obtain additional data on extensions of the Porphyry resource that were identified after Phase II testing had begun. Because of time constraints imposed by the November 1994 deadline for producing the feasibility study, only bottle roll leach tests were conducted during Phase III. The core intervals were prepared and assayed using the same protocols as were the Phase II samples. A total of 234 intervals from three PQ-diameter diamond drill holes, were made into 13 composite samples at crush sizes of 80 percent passing ½ inch and 80 percent passing 100 mesh. Bottle roll procedures were the same as those used in Phase II and test results are summarized in Table 14.3.

14.2    1996 Metallurgy Study

A summary of results for the 1996 metallurgical tests were reported by Candee (1996), but details of these studies were not available to the author at the time of preparing the 2004 technical report. Since then, a copy of the complete metallurgy report has been obtained and is presented below.

In 1996, McClelland Labs of Sparks, NV conducted metallurgical studies on shallow oxide and mixed oxide/sulfide material from the Gold Pan Zone (composites 1-7, 17-19), oxide material from Altenburg Hill Zone (composites 8-11) and ore-grade sulfide material from the 39A Zone (composites 12-16, 20-22). These studies included 40 direct agitation cyanide leach tests (bottle rolls) using various grind sizes; 11 bulk sulfide flotation tests and 5 column percolation leach tests. Composites samples were prepared and analyzed in the same manner as describe above (see Section 14.1).

Table 14.3 Summary of Phase III Metallurgical Test Results (McClelland, 1994)

Comp. No.	Calc Head Grade	Oxid. %	CN Sol Cu (lbs/t)	---Gold Extractions (%)----					Consumptions (½" feed)
				1½"	½"	10m	100m	200m	NaCN (lbs/t)	Lime (lbs/t)

14	0.020	100	0.3	N/A	66.7	N/A	83.3	N/A	0.15	7.3
15	0.019	100	0.2	N/A	53.3	N/A	93.8	N/A	0.85	4.1
16	0.025	100	0.2	N/A	72.4	N/A	96.0	N/A	0.28	6.3
17	0.025	91	0.4	N/A	78.3	N/A	96.6	N/A	0.92	9.3
18	0.018	98	0.2	N/A	65.0	N/A	85.7	N/A	0.24	7.6
19	0.034	100	0.2	N/A	51.3	N/A	92.5	N/A	0.90	4.7
20	0.131	100	0.2	N/A	51.7	N/A	93.4	N/A	0.21	10.2
21	0.023	88	0.6	N/A	50.0	N/A	94.7	N/A	0.63	5.9
22	0.800	95	6.0	N/A	41.2	N/A	57.5	N/A	9.12	8.3
23	0.174	50	0.6	N/A	20.9	N/A	30.8	N/A	27.02	109.3
24	0.076	73	1.8	N/A	30.8	N/A	94.0	N/A	2.6	4.3
25	0.038	5	6.0	N/A	43.2	N/A	89.4	N/A	4.97	19.0
26	0.051	8	0.2	N/A	20.0	N/A	92.2	N/A	1.79	4.3

Samples for testing consisted of 9 composites (1-9) derived from 135 five-foot-intervals from drill core, 10 composites (10-19) from RC cuttings and 3 composites (20-22) from pulverized drill core assay reject samples. Bulk sulfide flotation tests were conducted on selected composites at a nominal 35 mesh. Results from these tests are summarized in Table 14.4. Direct agitated cyanidation (bottle roll) tests were conducted on all 22 composites at feed sizes of 80% -11/2 “, 80% -1/2”, 80% -35M, 80% -10M and 80-95% -200M. Results of these tests are reported in Table 14.5. Column percolation leach tests were conducted on drill core composites 2, 4, 6, 8, and 9 at a feed size of 80% -1/2”. Results from these tests are summarized in Table 14.6.

As shown in Table 14.4, the selected composites tested generally respond well, except for composite 1, to beneficiation using conventional flotation methods at 35 mesh grind size. Gold recovery in the cleaner concentrates achieved by flotation for the remaining composites at 35 mesh feed size ranged from 74.3 to 88.1 percent. A single flotation test was conducted using -200M feed size resulted in lower gold recovery.

Table 14.4 Summary of Bulk Sulfide Flotation Test Results (McClelland, 1996)

Comp. No.	Interval Ft.	Feed Size	-----Cleaner Concentrates-----				Recovery Percent (1)			Concentration Ratio
			Wt. %	Assay, Au	oz/ton Ag	% Cu	Au	Ag	Cu	Au	Ag	Cu	Wt

1	60-70	35M	1.7	2.263	157.68	6.60	26.1	30.1	8.8	15:1	18:1	5:1	59:1
1	60-70	35M	0.7	1.375	183.39	6.10	7.1	16.7	3.6	10:1	24:1	5:1	143:1
1	60-70	200M	1.3	0.823	76.21	2.83	9.9	16.0	3.1	8:1	12:1	2:1	77:1
3	135-155	35M	1.7	5.691	3.09	2.72	54.9	28.7	22.9	32:1	17:1	14:1	59:1
6	160-200	35M	1.6	0.831	0.98	1.68	77.0	25.5	70.3	49:1	16:1	42:1	62:1
7	200-205	35M	2.1	3.000	0.42	1.49	77.9	18.3	67.8	37:1	8.1	30:1	48:1
13	295-300	35M	6.4	1.326	0.33	0.20	76.5	34.8	54.1	12:1	5:1	10:1	16:1
14	465-550	35M	1.6	3.116	1.44	1.45	74.3	26.0	64.7	46:1	46:1	36:1	62:1
20	545-665	35M	0.6	19.060	4.79	0.62	76.6	45.8	24.9	128:1	80:1	62:1	167:1
21	600-775	35M	2.4	2.725	0.61	0.98	80.0	53.0	62.0	33:1	20:1	25:1	42:1
22	605-665	35M	4.4	6.343	1.06	1.55	88.1	77.0	77.4	20:1	18:1	17:1	23:1

(1) Recovered in the cleaner concentrate.

As summarized in Table 14.5, bottle roll tests conducted on the drill core composite samples (1-9) averaged only 45.0 percent gold recovery using 80 percent -1/2 inch feed size. Crushing these composites to 80 percent -10 mesh improved gold recoveries significantly, averaging 71.2 percent. Also a comparison of composite samples used in the column leach tests with the corresponding -1/2 inch feed bottle roll composites, indicates that the column tests achieved significantly higher gold recoveries than the bottle roll tests (60.8 % vs. 45%).

RC cuttings composites (10-19) were amenable to direct agitation cyanidation treatment at the “as received” nominal 10M feed size. Gold recoveries varied from 42.9 to 78.8 percent and averaged 59.9 percent.

Drill core assay reject composite samples (20-22) were readily amenable to direct agitated cyanidation treatment at the “as received” approximately 95 percent -35M feed size. Gold recoveries from these samples were 94.7, 91.2 and 93.2 percent, respectively and were only slightly improved by grinding to 80 percent -200M.

Table 14.5 Summary of Bottle Roll Test Results (McClelland, 1996)

Comp. No.	Hole No.	Interval Feet	Feed Size	Au Recov. %	-----oz Au/ton ore-----			Reagent Consump. lb/ton ore
					Ext'd	Tail	Calc. Head	NaCN	Lime

1	CAT-60	60-70	½”	40.1	0.059	0.088	0.147	10.02	19.6
1	CAT-60	60-70	10M	45.2	0.061	0.078	0.135	11.71	22.2
2	CAT-60	80-135	1 ½”	70.6	0.012	0.005	0.017	0.47	5.2
2	CAT-60	80-135	½”	78.9	0.015	0.004	0.019	0.40	8.1
2	CAT-60	80-135	10M	83.3	0.015	0.003	0.018	0.53	10.0
3	CAT-60	135-155	1 ½”	52.1	0.061	0.56	0.117	7.35	38.8
3	CAT-60	135-155	½”	48.5	0.065	0.069	0.134	5.93	30.4
3	CAT-60	135-155	10M	70.3	0.116	0.049	0.165	12.28	73.8
4	CAT-60	180-235	1 ½”	33.3	0.006	0.012	0.018	0.30	3.1
4	CAT-60	180-235	½”	30.4	0.007	0.016	0.023	0.15	4.0
4	CAT-60	180-235	10M	64.3	0.018	0.010	0.028	1.02	4.8
5	CAT-61	130-140	½”	46.7	0.014	0.016	0.030	8.19	52.7
5	CAT-61	130-140	10M	39.6	0.019	0.029	0.048	7.64	45.9
6	CAT-61	160-200	1 ½”	59.1	0.013	0.009	0.022	0.99	4.6
6	CAT-61	160-200	½”	56.3	0.009	0.007	0.016	0.57	4.8
6	CAT-61	160-200	10M	76.0	0.019	0.006	0.25	1.94	6.6
7	CAT-61	205-210	½”	35.4	0.067	0.112	0.189	0.29	3.6
7	CAT-61	205-210	10M	75.7	0.131	0.042	0.173	0.87	4.5
8	CAT-62	0-35	1 ½”	39.3	0.011	0.017	0.028	0.16	4.9
8	CAT-62	0-35	½”	37.5	0.009	0.015	0.024	0.25	5.4
8	CAT-62	0-35	10M	63.3	0.019	0.011	0.030	0.05	4.7
8	CAT-62	35-110	1 ½”	20.7	0.006	0.023	0.029	0.15	3.0
9	CAT-62	35-110	½”	31.3	0.005	0.011	0.016	0.26	2.7
9	CAT-62	35-110	10M	70.0	0.021	0.009	0.030	0.01	3.2
10	AT-289*	15-85	10M	60.9	0.014	0.009	0.023	0.19	4.9
11	AT-289*	85-155	10M	61.1	0.011	0.007	0.018	0.01	4.9
12	AT-302*	295-300	10M	78.8	0.078	0.021	0.099	0.61	5.0
13	AT-302*	395-405	10M	46.9	0.043	0.049	0.092	0.41	3.7
14	AT-302*	465-550	10M	62.7	0.059	0.035	0.094	0.31	3.0
15	AT-302*	575-640	10M	52.3	0.023	0.021	0.044	0.15	2.9
16	AT-302*	640-650	10M	42.9	0.024	0.032	0.056	0.38	3.0

17	AT-335*	65-90	10M	68.8	0.011	0.005	0.016	0.61	12.4
18	AT-335*	140-165	10M	53.8	0.043	0.037	0.080	2.38	12.0
19	AT-335*	165-265	10M	70.8	0.017	0.007	0.024	0.95	6.2
20	CAT-58**	545-665	35M	94.7	0.270	0.015	0.285	0.18	2.0
20	CAT-58	545-665	35M	94.2	0.131	0.008	0.139	0.01	3.7
21	CAT-59**	600-775	35M	91.2	0.135	0.013	0.148	2.69	5.4
21	CAT-59	600-775	200M	92.6	0.126	0.010	0.136	2.89	5.3
22	CAT-59*	605-665	35M	93.2	0.440	0.032	0.472	2.51	5.2
22	CAT-59	605-665	200M	95.5	0.321	0.015	0.336	2.20	4.1

Leach time for all bottle roll tests 4 days.
* Feed size as received drill cuttings nominally 35M.
** Feed size 95% -35M.

As summarized in Table 14.6, composite 1 was readily amenable to simulated heap leach cyanidation treatment at 80 percent -1/2 inch feed size, achieving 84.3 percent gold recovery in 40 days. Composite samples 6, 8, and 9 were moderately amenable to heap leach treatment at 80 percent -1/2 inch feed size. Gold recoveries from those composites were 65.0, 53.8, and 60.0, respectively. Longer leaching cycles are likely to improve gold recoveries slightly. Cyanide consumptions were generally low and lime added to ore charges prior to leaching was sufficient to maintain protective alkalinity.

Table 14.6 Summary of Column Leach Test Results (McClelland, 1996)

Comp. No.	Hole No.	Interval Feet	Feed Size	Leach Time days	Au Recov. %	-----oz Au/ton ore-----			Reagent Consump. lb/ton ore
						Ext'd	Tail	Calc. Head	NaCN	Lime

1	CAT-60	80-135	-1/2”	40	84.2	0.016	0.003	0.019	0.52	6.5
4	CAT-60	180-235	-1/2”	40	40.9	0.009	0.013	0.022	0.71	3.5
6	CAT-61	160-200	-1/2”	44	65.0	0.013	0.007	0.020	1.02	4.0
8	CAT-62	0-35	-1/2”	41	53.8	0.014	0.012	0.026	0.75	4.5
9	CAT-62	35-110	-1/2”	43	60.0	0.012	0.008	0.020	0.66	2.5

14.3	Leach Tests Results

Results from the cyanide leach tests carried out by Amax (1993-94) indicate that oxidation and cyanide soluble copper content are the most important geological variables affecting process operating costs. Generally, the greater the oxidation of ore-grade material the higher the gold extraction. The cyanide soluble copper content (average 185 ppm) does not present gold recovery problems, but does slow the rate of gold extraction and results in higher reagent consumption. From the process side, gold extractions are highly influenced by crush size. For the purposes of process scoping studies used in the 1994 Feasibility Study, a nominal ½ inch crush size, 1.1 pounds/ton of NaCN and 3.0 pounds/ton of lime were used to design optimal heap leach recovery. Heap recoveries were estimated to be 72 percent for oxide ore, 67 percent for mixed oxide ore, and 60 percent for sulfide ore, with an overall recovery estimated to be 67 percent.

Results from preliminary metallurgical testing carried out on behalf of Amax (1996) on drill samples from the Gold Pan, Altenburg Hill and the 39A Zone mineral resources indicate that most of the composite samples tested respond well to bulk sulfide flotation at 35 mesh and direct agitation cyanide leach tests at 10M feed size. In addition, four of the five composite samples used in the column leach tests are amenable to heap leaching at 80 percent -1/2 inch. Three of 10 composite samples from CAT-60 drilled in the Gold Pan Zone respond poorly to direct agitation at all feed sizes suggesting possible encapsulation and (or) mineralogical problems. Similar results were retuned from CAT-62 drilled on the far west edge of the Altenburg Hill resource. The poor results retuned from these two holes negatively impacted the overall metallurgical studies. It should also be noted that 63 percent of all 1996 metallurgical tests were on composite samples from only three core holes, CAT-60 through CAT-62. These holes are unlikely to be representative of the mineral resources from which they were obtained and results should be viewed as very preliminary in nature.

14.4	Density Determinations

Approximately 200 core samples from the Porphyry Zone were analyzed for dry bulk density using the volume displacement method. Densities for both ore and waste are primarily related to lithology, argillization, calc-silicate content and sulfide content. The average density for country rock was determined to be 12.3 cu ft/ton and 15.5 cu ft/ton for alluvium (2 determinations). In addition, 22 core samples from the Gold Pan and 7 core samples from Altenburg Hill were analyzed for dry bulk density using volume displacement method. The average density of the Gold Pan samples is 12.5 cu ft/ton and the average density of the Altenburg Hill samples is 12.7 cu ft/ton.

14.5	High Energy Crushing Work Index and Abrasion Index Tests

High energy crushing and abrasion tests were conducted on four samples. The average work index for these samples was 8.17 kWh/st. Material with this work index is considered easy to crush. The abrasion for these samples averaged 0.39. Average gold ore has an abrasion index range from 0.30 to 0.71. Based on these tests, it is estimated that crushing this material will result in average wear to crusher plates.

14.6    Static Acid-Base Accounting Tests

Static acid-base tests were preformed on 142 samples consisting of selected drill hole intervals which represent a full range of lithologic units and sulfide content. The static acid-base accounting procedure involves assessing the acid-generating potential (AGP) of mine waste rock to produce sulfuric acid during weathering under near surface conditions and the acid-neutralizing potential (ANP) of the waste rock to neutralize acidity that may be produced.

Results of the static tests indicate that only 6 samples (4% of all samples) have AGP > ANP, when AGP is measured using pyritic sulfur values. Samples with ANP/AGP less than 2, based on pyritic sulfur, comprise only 12 samples. Ninety-two percent of all samples tested had ANP/AGP greater than 3:1. The range of ANP/AGP ratios is 0.4 to 480 with a mean ratio of 98:1. Waste rock with a ANP/AGP ratio of 3:1 or grater are considered to be non-acid generating. The range of ANP values is from 1 to 146 tons of CaCO3/kton of rock, with a mean ANP of 53 tons of CaCO3/ktons of rock.

Results of the static tests did not identify permitting or technical issues related to acid rock drainage that could provide grounds to prohibit development of the Robertson mineral resources.

15.0    MINERAL RESOURCE ESTIMATES

In late 2005, Barnes Engineering was contracted by Coral Gold Resources to undertake a Preliminary Assessment of the currently defined mineral resources at the Robertson Property. The purpose for of this study was to update the 2001 resource estimate, include results of the 2004-2005 Coral drilling programs (24,000 ft) in the estimate and examine the effect of higher gold price on the economics of the existing resources.

Prior to the 2006 Preliminary Assessment, the most recent study was completed in 2001 when the prevailing gold price was less than $300/oz. The 2001 study concluded that an indicated mineral resource containing about 11 million short tons of mineralized material averaging 0.053 oz Au/t, using 0.02 oz Au/t cutoff grade, was present on the Robertson Property (Table 15.1). In that study, no attempt was made to assess the mineability of any of the indicated resources. The details of the 2001 estimate are reported by Coral in a NI 43-101 compliant technical report submitted in early 2004 (McCusker, 2004).

Table 15.1 Robertson Property Indicated Resource Estimate (2001)

Zone	Cutoff Grade (oz Au/t)	Million Short Tons Ore	Au Grade (oz/ton)	Contained (oz of Au)

39A	0.02	2.80	0.101	282,800

39A*	0.05	1.54	0.130	200,000

Porphyry	0.02	3.95	0.040	158,000

Gold Pan**	0.02	2.97	0.038	112,900

Altenburg Hill	0.02	1.25	0.024	30,000

Total		10.97	0.053	583,700

*Note 39A resource estimate at 0.05 oz Au/t cutoff not used in total calculation.
**From Mintec Inc., 1988 estimate; includes oxide + sulfide material.

Prior to 2001, the earliest resource estimate was made in 1988 by Mintec Inc., using various cutoff grades for the Gold Pan Zone. An estimate of the 39A Zone resource was made by Amax in 1993, based on only 21,000 ft of drilling in 25 holes and using a 0.02 oz Au/t cutoff grade. In 1994, Amax and MRDI jointly completed a resource estimate for the Porphyry Zone as part of a feasibility study. The study concluded that a proven + probable mineral reserve was present, but was deemed “marginal” at the current gold price ($420/oz).

In 1996, after completing grid and in-fill drilling in the Gold Pan and Altenburg Hill zones, Amax completed resources estimates for these mineralized zones using a 0.01 oz Au/t cut off grade. Results of these studies indicated that while a low-grade “drill indicated resource” was present, it did not represent a potential “mineable reserve which is of interest to Amax” (Candee, 1996).

15.1    Methodology of the 2006 Resource Estimate

The 2006 resource estimates of the Porphyry and combined 39A/Gold Pan Zones presented in this report are based on studies conducted by Tracy Barnes of Barnes Engineering of Golden, Colorado and a qualified person pursuant to NI 43-101. For the purpose of this study, a new mineral model was constructed for the 39A/Gold Pan resource and the mineral model previously developed for the Amax Gold feasibility study of the Porphyry resource was re-used. During development of the resource model it was determined that because of the close proximity of the 39A and Gold Pan resources they be should be estimated as a single mineralized zone. In addition, preliminary results indicated that definition drilling of the Altenburg Hill resources was incomplete and lacked sufficient technical data to support economic studies. As a result, this resource was re-classified as an inferred mineral resource. The Distal Target inferred mineral resource was estimated by R. T. McCusker, a qualified person pursuant to NI 43-101.

The Porphyry resource model used 11 variables including percent oxidation, gold recovery and lithology each with 8-12 indicators. A block size of 50 x 50 x 20 ft (XYZ) was chosen to approximate one-half of the horizontal drill spacing. Search parameters included a maximum search distance of 140 ft in a 020º azimuth and a minimum search distance of 60 ft in a 290º azimuth with a dip of 30º to the west. The block model for the 39A/Gold Pan included two variables; composite gold value and oxidation. Eleven indicator gold cutoffs were generated such that an even distribution of data in each grade class was achieved. It should be noted that the top 3 indicator grade classes contain 33 percent of the gold in the 39A/Gold Pan model. This required that the influence of these indicators be constrained during the estimating process. The 39A/Gold Pan resource model used a block size of 25 x 25 x 20 ft (XYZ) and a basic search radius of 500 ft north-south and 100 feet vertically with a 30º eastward dip, and a maximum of 400 ft to the nearest composite. Regular 20 ft down-the-hole composite samples were produced for modeling purposes for the Porphyry and 39A/Gold Pan resources estimates. Variables for each resource were coded and stored in a MEDSYSTEM block model database. Multiple indicator kriging of these values was accomplished using MineSight® software.

In addition to having sufficient technical data support, measured mineral resources are defined by an estimation variance of <0.020, which roughly corresponds to a drill hole spacing of 100 ft. About 84 percent of the Porphyry resource met the criteria. Indicated mineral resources are defined using only estimated blocks within 100 ft of a drill hole. All assay composites used to estimate those blocks were 200 ft or less from the estimated block. About 71 percent of the 39A/Gold Pan and 16 percent of the Porphyry resources met the criteria for indicated mineral resource. Those block that failed to meet this criteria are classified as inferred mineral resources.

15.2    Resources

The 39A/Gold Pan and Porphyry resources were estimated within Lerchs-Grossmann (LG) pit shells. The gold price was varied from $400 to $600 per ounce of gold in $25 increments for the pit shells. The economic parameters used to determine the block dollar value included gold recovery, gold price, percent oxidation, mining cost, processing cost and capital costs. Figure 15.1 shows the LG pit shell for the Porphyry Zone resources at a gold price of $550/oz. This pit contains a measured and indicated mineral resource of 14.0 million short tons averaging 0.0191 oz Au/t, of which 11.6 million short tons averaging 0.019 oz Au/t are considered to be measured. The LG pit shell for the 39A/Gold Pan Zone is shown in Figure 15.2. This pit shell contains an indicated and inferred mineral resource of 12.4 short tons averaging 0.046 oz Au/t, of which 8.8 million short tons averaging 0.048 oz Au/t are defined as indicated.

For the purposes of this technical report, the Robertson mineral resources are reported using gold cutoff grades calculated by Barnes Engineering. The cutoff grade used to calculate the Porphyry resources is 0.01 oz Au/t and the cutoff grade used for the 39A/Gold Pan estimate is 0.015 oz Au/t. The Robertson mineral resources are estimated to be 22.9 million short tons averaging 0.031 oz Au/t classified as measured and indicated mineral resources (Table 15.2). Of the total measured and indicated mineral resources, 10.6 million short tons averaging 0.02 oz Au/t are classified as measured and 12.3 million short tons averaging 0.040 oz Au/t are classified as indicated mineral resources. The 39A/Porphyry Zone is classified as indicated and inferred for reasons of inadequate metallurgical and pit slope stability data.

Table 15.2 Robertson Property Measured and Indicated Mineral Resources (2006)

Zone	Measured mineral resources			Indicated mineral resources			Total measured and indicated
	Short tons (000s)	Gold Grade (oz/ton)	Contained ozs (000s)	Short tons (000s)	Gold Grade (oz/ton)	Contained ozs (000s)	Short tons (000s)	Gold Grade (oz/ton)	Contained ozs (000s)

Porphyry¹	10,600	0.020	212	2,100	0.018	37	12,700	0.020	249

39A/Gold Pan²				10,200	0.044	450	10,200	0.044	450

Total	10,600	0.020	212	12,300	0.040	487	22,900	0.031	699

(1)	Calculated using a 0.010 oz Au/t cutoff grade. (2) Calculated using a 0.015 oz Au/t cutoff grade.

It should be noted that the resource classifications applied by Barnes Engineering conform to the CIM definitions for measured and indicated mineral resources, respectively, pursuant to usage under NI 43-101. Further, it should also be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

The estimated inferred mineral resources are reported in Table 15.3. A total of 9.4 million short tons of mineralized material averaging 0.046 oz Au/t are classified as inferred mineral resources. Of the total inferred mineral resources, the majority are contained in 4.9 million short tons averaging 0.039 oz Au/t at a cutoff grade of 0.01 oz Au/t. In addition, slightly more that one million tons of mineralized material averaging 0.178 oz Au/t, at a cutoff grade of 0.05 oz and minimum thickness of 10 ft, are estimated to be present in the Distal Target Zone. The estimate of inferred mineral resources is based on geological evidence, limited sampling and reasonable assumed, but not verified, grade and continuity. The inferred mineral resources cited in Table 15.3 conform to CIM definitions as required under NI 43-101.

Table 15.3 Robertson Property Inferred Mineral Resources (2006)

Inferred mineral resources
Zone	Short tons (000's)	Gold Grade (oz/ton)	Contained ozs (000's)

Altenburg Hill ¹	3,500	0.018	63

39A/Gold Pan²	4,900	0.039	192

Distal Target³	1,008	0.178	179

Total	9,408	0.046	434

(1), (2), (3) Estimates calculated using 0.01 oz Au/t, 0.015 oz Au/t and 0.05 oz Au/t cutoff grades.

15.3	Mineability

The Barnes study indicates that due to the low-grade nature of the Robertson mineral resources, the LG pits are sensitive to a number of parameters including gold recovery, operating costs, capital cost and gold price. Estimated net revenue generated by the various LG pit shells for the 39A/Gold Pan and Porphyry resources were derived by multiplying recovered ounces of gold by the price of gold minus the mining and processing costs times the ore tons minus the mining costs of the total tons mined. The net revenue provides a general measure of the feasibility of a project. Table 15.4 shows the net affect of gold price on the various LG pit shells.

Porphyry Zone

The economic parameters used in the Barnes mineral model to estimate the Porphyry Zone assumed an open pit/heap leach option with an expected recovery of 64%, which includes mining dilution and metallurgical recovery, a stripping ratio of 0.8:1, and variable pit slopes ranging from 45º to 56º based on existing pit slope stability studies. A mining cost of $1/ton and processing and general and administrative costs of $3/ton were used in the estimate. At a gold price of $550/ounce and 171,000 ounces of recoverable gold, the low-grade heap leach option generates net revenue of $22.8 million, which makes the resource uneconomic as evaluated.

39A/Gold Pan Zone

The economic parameters used in the Barnes mineral model to estimate the 39A/Gold Pan Zone assumed an open pit with a milling option which included metallurgical recovery of 90 % based on a series of agitated leach tests, mining cost of $1/ton, processing cost and general and administration of $7.50/ton. Since no pit slope stability studies are available for the 39A/Gold Pan Zones, a pit slope of 45º was assumed. At a gold price of $550/ounce and 512,000 recoverable ounces of gold, the combined 39A/Gold Pan resource is uneconomic as evaluated. Taken together, the projected high capital costs associated with the milling option, significant pre-stripping (7.45:1 strip ratio), and an assumed 45º pit slope, contribute to a net revenue of about $74.7 million.

Table 15.4 Results of Lerchs-Grossmann Pits at Variable Gold Price for the Measured and Indicated Mineral Resources

	---------$500/oz-------		---------$550/oz--------		--------$600/oz---------
Resource	Million short tons	Grade, oz/ton	Million short tons	Grade, oz/ton	Million short tons	Grade, oz/ton

39A/Gold Pan	7.7	0.051	8.8	0.048	12.1	0.040

Porphyry	11.7	0.020	14.0	0.019	16.5	0.018

Total	19.4	0.032	22.8	0.030	28.6	0.027

15.4    Discussion

The lack of metallurgical and geotechnical data for the 39A/Gold Pan and Altenburg Hill resources limited the Barnes evaluation by restricting the processing alternatives that could be examined. This led directly to the findings by Barnes that the Robertson mineral resources are uneconomic at a gold price of $550/ounce. However, once the proposed metallurgy studies (see Section 16.2) are completed during the current budget year, the resource model should be updated and a number of processing and pit design alternatives could be examined, if supported by the studies. These may include use of off-site processing facilities, producing a flotation concentrate from high-grade ore rather than the more costly conventional milling option, employing four-stage crushing to produce -3 mesh to +10 mesh feed for conventional heap leaching of both low-grade oxide and sulfide ore to achieve higher gold recovery. The proposed pit slope stability studies may also allow the use of steeper pit walls, thereby reducing the total tons of waste that must be mined. The aim of updating the resource model is to lower overall capital and operating costs by examining a variety of options. However, these studies are unlikely to significantly reduce the costs associated with the high stripping ratio in the 39A Zone.

N
14,000 N
13,000 N
12,000 N
11,000 N
12,000 E
4650'
5000'
5200'
$550 Pit shell
0 200 400 600 Feet
0 100 200 Meters

Figure 15.1

PORPHYRY ZONE
LERCHS-GROSSMAN
(From T.Barnes, 2006)

Robertson Property
Lander County, Nevada
Local grid in feet.

Apr 2006 | roberts_mar2006.apr fig15-1_porphyry550pit | S.Taylor gis4geology@hotmail.com

5,000 E
6,000 E
7,000 E
8,000 E
14,000 N
13,000 N
12,000 N
11,000 N
N
39A
Goldpan
$550 Pit shell

Figure 15.2

39A/GOLD PAN
LERCHS-GROSSMAN
(from T.Barnes, 2006)

Robertson Property
Lander County, Nevada
Local grid in feet.

Apr 2006
roberts_mar2006.apr
fig15-2_39A-550pit
S.Taylor
gis4geology@hotmail.com

0 50 100 150 200 250 Meters
0 200 400 600 800 1000 Feet

16.0    INTERPRETATION AND CONCLUSIONS

Exploration of the Robertson Property has resulted in the discovery of 22.9 million tons of measured and indicated mineral resources having an average grade of about 0.031 oz Au/t. All of the measured and indicated resources are considered to have good potential for expansion beyond their currently defined boundaries (Figure 16.1). The Altenburg Hill inferred mineral resource remains open along the north and east for potentially significant expansion. The Distal Target inferred resource is currently defined by only six wide spaced RC holes and is open for expansion in all directions. It is anticipated that a large portion (50%) of the 9.4 million tons of inferred resources will be upgraded to an indicated mineral resource as a result of the proposed 2006 drilling program. This will be accomplished by offset and in-fill drilling where needed and by conducting appropriate metallurgical and geotechnical studies.

As shown in Figure 16.2, a number of high quality exploration targets have been identified outside the main district. Surface sampling and exploratory drilling on the Lander Ranch claims have defined an emerging zone of gold mineralization occurring within a NW-striking braided fault system. Although these claims are under an option agreement with Agnico-Eagle, there appears to be potential for discovery of deep mineral resources that would benefit Coral in the future. An east-west striking en echelon vein/fracture system containing gold-bearing veins and (or) breccias at the Phoenix, Standard, Silver Safe and Blue Rock mines, as well as numerous other unnamed mine workings, represent a potential high-grade target that remains largely untested. The lower Triplet Gulch and Ruf claims represent an area covered by a thin veneer of gravel that was initially tested by wide spaced grid drilling. Many of these holes returned gold values exceeding 0.01 oz Au/ton at depths of less than 200 ft which have never been followed up with additional drilling. Finally, a cluster of rock chip and sediment samples located along the northwest edge of the Robertson claim block (Try claims) define coincident Au-As-Hg anomalies that are closely associated with a series of northwest striking faults and dikes. These anomalies lie outside the thermal metamorphic aureole of the Robertson intrusive complex.

16.1    Exploration Targets

39A Zone

The 2004-2005 drilling programs succeeded in increasing the contained ounces in the 39A Zone by expanding the area of higher-grade gold within the defined resource and by modestly expanding the resource to the north and east. Additional exploration potential exists north of hole CR05-8, the northern-most hole drilled in the zone, which cut 120 ft averaging 0.050 oz Au/t, including 20 ft that averaged 0.187 oz Au/t. Only a few scattered shallow holes have been completed along the apparent northward trend of the zone. Additional evidence for a potential northward expansion is provided by hole 99432, which was drilled by Cortez and collared about 700 ft northeast of CR05-8. This hole was collared well away from the apparent strike of the 39A mineralization but still encountered a zone of widespread and strongly developed quartz and calc-silicate hornfels starting 680 ft which continued to 990 ft. Coincident with this zone, gold values average over 100 ppb and reach up to 0.078 oz Au/t locally. The alteration and mineralization cut by this hole are thought to represent the distal eastern edge of the 39A Zone.

In the south part of the 39A Zone, ore-grade mineralization remains open for expansion east of CR05-3, which intersected 90 ft averaging 0.069 oz Au/t from 340 ft, including 65 ft that averaged 0.089 oz Au/t from 385 ft. No drilling has occurred east of this hole. In addition, Cortez drill hole 99421 collared about 400 ft south of CR05-3 and along the projected strike of the 39A Zone, encountered an 80-ft-thick interval that average 0.022 oz Au/t starting at 80 ft. The only hole in the general vicinity is 99414, which encountered the post-mineral feldspar porphyry dike where 39A Zone mineralization had been projected. The potential for near-surface mineralization makes this area a priority (Figure 16.1).

Porphyry Zone

Two holes, CR04-19 and CR04-20, were drilled in the Porphyry Zone to test a possible expansion along a previously identified northeast trending structure. These holes offset a previously discovered zone in hole AT-261, collared 175 ft northeast an 125 ft east, respectively, from CR04-19 and CR04-20 (Figure 8.4). The intercepts in AT-261 included 65 ft averaging 0.029 oz Au/t from 180 ft, followed by 10 ft averaging 0.052 oz Au/t, starting at 320 ft and 25 ft averaging 0.093 oz Au/t starting at 465 ft.

Starting at a depth of 35 ft, hole CR04-19 encountered a 125-ft-thick zone that averaged 0.024 oz Au/t, followed by 15 ft averaging 0.021 oz Au/t, from 320 ft. Hole CR04-20 intersected a series of zones starting at a depth of 105 ft, including 35 ft that averaged 0.023 oz Au/t, followed by 55 ft that averaged 0.018 oz Au/t, from 160 ft and a 110-ft-thick interval that averaged 0.026 oz Au/t, starting at 230 ft. The gold in both holes was accompanied by significant copper values which reached 0.12 percent and 0.27 percent, respectively. Locally, abundant secondary copper oxide and silicate minerals were recovered in the drill cuttings.

Mineralization along the northeast edge of the Porphyry Zone and on the adjacent Rough and Ready claim remains open for modest expansion of the resource (Figure 16.1).

Gold Pan Zone

In 2005, Coral drilled four “deep” holes in the shallow Gold Pan Zone to assess the potential for eastward extensions of 39A-type mineralization. Drill holes CR05-9 through CR05-12 were collared roughly 400 ft apart in an area 500-1,000 ft east of the 39A Zone, to test the potential for deep 39A-type mineralization beneath the near-surface mineral resource. These holes were located at possible structural intersections that appear to exert control on the distribution of near-surface gold. Three of the holes encountered strong retrograde alteration at the projected depth where the stratiform 39A-type mineralization was expected. Beginning at about 1,040 ft and continuing to 1,150 ft, hole CR05-12 encountered very strongly developed retrograde alteration containing 2 to 60 percent replacement and veinlet sulfides. Starting at 1,055 ft, the hole intersected 95 ft averaging 0.019 oz Au/t, including 65 ft averaging 0.023 oz Au/t. Gold values up to 0.083 oz/t are associated with semi-massive sulfide layers.

While these results are low grade and deep, they verify the projection of 39A mineralization to the east beneath near-surface Gold Pan mineralization. These results justify follow-up drilling on a lower priority basis.

Results of the recent Barnes Engineering evaluation indicated that much of the older drill data (pre-1988) in the Gold Pan Zone is insufficient to support detailed resource estimation and determination of economic viability. As a result, portions of the near-surface Gold Pan Zone was classified as an inferred mineral resource. Fortunately, many of the drill cuttings from these holes are still available for re-logging to create a suitable geological model. This work should concentrate on identifying limits and intensity of oxidation, an important component for successful leap leaching at Robertson. Additional diamond core drilling in the Gold Pan Zone will be necessary to characterize the metallurgical and geotechnical issues for use in future resource models.

Altenburg Hill Zone

During 2005, Coral acquired 41 unpatented mining claims owned by the Marcus Corporation, essentially removing a 5 percent net smelter return royalty burden from approximately 75 percent of the Altenburg Hill resource. The remaining 25 percent interest is already owned by Coral.

As currently defined by 0.01 oz Au/t cutoff grade, mineralization extends from outcrop at the top of the Altenburg Hill (5,440 ft) to as deep as 440 ft. The resource remains open for expansion in several directions and at depth. The Amax drilling was confined to a relatively small area which was insufficient to evaluate the full extent of ore-grade mineralization. As a result, ore-grade mineralization clearly extends beyond the current limits of drilling. In particular, along the northeast flank of Altenburg Hill, a well defined NE-trending (>0.01 oz Au/t) zone extends through a number of drill holes at the edge of the drill grid. This mineralized zone has a vertical extent of over 80 ft. There are no existing drill holes in the vicinity of the area of potential expansion. Surprisingly, there are no existing drill holes between the Altenburg Hill resource and the southern-most extent of Porphyry Zone mineralization, a distance of at least 1,800 ft. These relation ships are summarized in Figure 16.1.

Along the east flank of Altenburg Hill, beginning on the 5,100’ level, a persistent east-west striking mineralized zone was encountered in a number of holes. As currently defined, the zone is about 500 ft long, 200 ft wide and at least 100 ft thick and appears to extend beyond the limits of current drilling along several directions. The best interval in this zone was returned in AT-18, which returned a 140 ft that averaged 0.028 oz Au/t from 165 ft. The spacing of existing drill holes in this area ranges from 250 ft to 400 ft.

A number of high-grade intercepts were returned from the Amax drilling which occur at apparent intersections of certain northeast with northwest structures forming steeply plunging narrow high-grade shoots. Close inspection of drill hole locations on Altenburg Hill indicate that a number of potential structural intersections were not tested. It is possible that with a few site-specific drill holes, additional ounces of gold could be added to the resource.

Distal Target

In 1990, Amax embarked on a deep drilling program that included holes AT-1 through AT-3. These holes are located 2,000 ft apart and were designed to test for the presence of lower plate carbonate rocks. While all three holes failed to reach the lower plate, holes AT-1 and AT-3 encountered similar mineralized zones with nearly the same grade, thickness and at roughly the same depth in their respective holes. Follow up drilling of the AT-3 intercept has led to discovery of the Distal Target Zone.

The AT-3 intersection consisted of 75 ft averaging 0.061 oz Au/t, from 845 ft, followed by 50 ft averaging 0.02 oz Au/t, from 940 ft, and 20 ft averaging 0.082 oz Au/t at 1,120 ft. In 1999, Cortez drilled offset hole 99406 approximately 250 ft southeast of AT-3, which intersected 60 ft averaging 0.162 oz Au/t, beginning at 770 ft, and including 10 ft averaging 0.906 oz Au/t from 800 ft, followed by 110 ft averaging 0.036 oz Au/t, starting at 880 ft. A second offset hole (99445) was collared 1,000 ft northwest of, and 200 ft above AT-3, and drilled to a depth of 1,500 ft. Beginning at 1,070 ft, the inclined hole encountered a 30-ft-thick zone that averaged 0.092 oz Au/t. After removing the 200 ft of additional elevation from hole 99445, the “normalized” depth of the intercept is about 950 ft, very nearly the same as in holes AT-3 and 99406. In 2005, Coral Gold completed two RC holes designed to offset the intercepts in AT-3 and 99406. Results included 80 ft averaging 0.112 oz Au/t from 945 ft in CR05-1 and 150 ft averaging 0.059 oz Au/t starting at 850 ft in CR05-2. Included within these intervals were 25 ft averaging 0.262 oz Au/t in CR05-1 and 35 ft averaging 0.128 oz Au/t in CR05-2. Together with the high-grade intercept (10 ft/0.906 oz Au/t) in 99406, the recent Coral drilling indicates potential for discovering sufficient tonnages of high-grade gold to support underground mining.

These results indicate the presence of a persistent, low-angle mineralized zone with potentially very large dimensions. Evidence from this wide spaced drilling suggests that the low-angle structural zone that controls the “distal” target is the same structure that is host to the 39A Zone further to the east. Based on the 39A “model”, it is critical that the high-angle “feeder” systems be identified where it intersects the low-angle structure. It is the intersection of high-angle structural zones with this prominent low-angle structure where high-grade mineralization is likely to be encountered.

Lander Ranch Target

In 1999, Cortez drilled a single 1,500-ft-deep angle RC hole (99419) on the Lander Ranch claims located at the north end of the main Robertson claim block. The hole was sited in an area where significant gold values were returned from surface rock chip samples along a set of intersecting and gold-bearing, high-angle structures (Figure 16.7). The surface sampling returned gold values ranging from 0.002 to 0.071 oz Au/t, accompanied by arsenic values up to 5,770 ppm, antimony values up to 887 ppm and mercury values exceeding 10 ppm. The drill hole was aimed at the plunging intersection of these faults (Hebert, 2000). Beginning at 1,140 ft, the hole intersected a 60-ft-thick zone averaging 0.051 oz Au/t and second 110-ft-thick intercept averaging 0.037 oz Au/t, from 1,270 ft. This intercept may represent the deep expression of the ore-grade surface samples, indicating a significant depth extent of over 1,000 ft to this mineralization.

In 2005, as part of the Norma-Sass Option Agreement, Agnico-Eagle drilled two “deep” RC holes on the Lander Ranch claims as follow up of the Cortez drilling. Hole LR05-2, collared about 100 ft northwest from the existing Cortez hole, returned a similar intercept. Beginning at 1,035 ft, the hole encountered a 45-ft-thick zone that averaged 0.05 oz Au/t, followed by a 20-ft-thick interval averaging 0.02 oz Au/t from 1,365 ft. These mineralized intercepts consist of strongly bleached, silicified, locally brecciated shale. The highest grades are associated with quartz-pyrite cemented breccia. The upper intercept in LR05-2 is about 100 ft higher than the intercept in the nearby Cortez hole. Hole LR05-1 was collared about 1,500 southeast of LR05-2 along a major segment of the braided fault system. This hole encountered a narrow intercept beginning at 1,090 ft that averaged 0.01 oz Au/t. This intercept is at nearly the same elevation as the existing Cortez and the other Agnico-Eagle intercepts.

The Cortez and Agnico-Eagle intercepts were made at the north end of a complex, north-northwest- striking “braided” fault system that extends southward over one mile to the main Tenabo district (16.1). In 1989 (?), Gold Fields completed a limited drilling program that included several shallow angle RC holes across a number of the braided fault segments. Three of the holes encountered ore-grade gold values ranging from 0.028 oz Au/t to 0.068 oz Au/t at relatively shallow depths (<300 ft). Together with the Cortez and Agnico-Eagle intercepts, this drilling indicates that the “braided” fault system represents a high quality exploration target that could add substantial resources.

East-West Vein System

An en echelon vein/fracture system extending at least 3,000 ft along strike in an east-west direction is located a few hundred feet south of the glory hole of the old Gold Quartz mine. The location of the vein system is shown on Figure 16.1. The vein/fracture system is defined by a series of sub-parallel comby quartz-sulfide+calcite veins and silicified fault breccia exposed in numerous prospect pits, shafts and adits. Individual veins and breccia zones dip 30° to 62° to the south, vary from 1- to 15-ft thick, but average about 2.5-ft-thick and are traceable along strike for at least 400 ft. The veins and silicified breccia zones are surrounded by narrow envelopes of intense sericite-silica + clay-pyrite alteration. This intense alteration grades rapidly into a more disseminated sericite-dominated alteration, particularly surrounding veins developed in the granodiorite stock.

Rock chip and dump samples from this area consistently returned ore-grade Au-Ag values. Of 20 surface samples taken, the average Au value is 6.33 ppm (0.185 oz Au/t) and Ag value is >50 ppm (>1.46 oz Au/t). This average gold value includes 4 samples exceeding 10 ppm and 14 samples exceeding 50 ppm Ag. Over limit assays for Au (>10 ppm) and Ag (>50 ppm) on these samples were not preformed. Trace elements and base metal concentrations in these samples reach highly anomalous levels. The average value for arsenic exceeds 10,000 ppm (above the upper limit of detection), 2,443 ppm for antimony, 3.7 for mercury, 1,312 ppm for copper, 7,826 ppm for lead, and 2,871 ppm for zinc.

The geochemistry, together with the sericite-dominated alteration indicates that the vein system is part of the late stage Au-Ag mineralization recognized on the Robertson Property. Currently, no detailed geologic mapping or sampling exists and no exploratory drilling aimed specifically at the vein-breccia targets has been conducted. A number of small mines, including the Phoenix mine, reported minor production from workings along several of these veins. According to Humphrey (1945), the Phoenix produced several hundred tons of ore having an average grade of 0.51 oz Au/t and 2.5 oz Ag/t. While past production is small, it does provide evidence that ore-grade gold is hosted, at least locally, by these veins.

Additional Exploration Targets

The area of the Robertson property has a large proven endowment of gold. The majority of holes drilled on this property contain one or more intervals of anomalous gold (>0.01 oz Au/t), including many that are not part of the drill defined resources. Many of these intercepts remain untested by offset drilling, which together with a number of additional geologic targets, add to the potential of the Robertson property.

RUF Claims and Lower Triplet Gulch

Drilling by Coral Resources in lower Triplet Gulch has resulted in identifying a broadly mineralized zone beneath shallow alluvial cover. About 75 RC holes, totaling about 24,000 ft were drilled in this area between 1988-1989, with a drill spacing ranging from 200 ft to 400 ft and averaging 330-ft-deep. The mineralized zone is arbitrarily defined using drill intercepts >0.01 oz Au/t over a minimum thickness of 10 ft, as well as drill holes encountering >100 ft exceeding 100 ppb Au. Using these criteria, 42 of the holes were used to identify mineralization in lower Triplet Gulch. These drill holes appear to define a north-northwest trending zone having dimensions roughly 2,800-ft-long by 350-ft-wide. Within this broad ill-defined zone are a series of smaller areas of greater continuity. As currently outlined, these zones are 600 ft to 800-ft-long and up to 200-ft-wide. Significant gold values were returned in the Coral drilling include 120 ft averaging 0.014 oz Au/t from 190 ft in hole 88-245, 30 ft averaging 0.037 oz Au/t from 200 ft in hole 88-258, and 35 ft averaging 0.064 oz Au/t from 180 ft in 88-87.

Drilling by Levon Resource on the Ruf claims identified a narrow mineralized zone beneath shallow alluvial cover along the east side of the Ruf claim block. Three of the six holes encountered a narrow NNW striking mineralized zone that reaches 50-ft-thick over a distance of about 1,200 ft. The three inclined holes tested a “fault bounded” resistivity anomaly which was postulated to be part of the regionally significant NNW-striking Gold Quartz fault system (Sampson, 1995). It is also sub-parallel to the apparent mineralized zones in lower Triplet Gulch. In two of the three holes, gold occurs within faulted (?) granodiorite in the upper 250 ft of the holes. In the third hole, mineralization also occurs in granodiorite, but below 450 ft deep. These holes seem to confirm that a large intermediate-composition intrusion, cut by gold-bearing, NNW-striking fault/fracture zones, underlies at least a portion of the Ruf claims.

Taken together, the drilling results from the Ruf claims and lower Triplet Gulch suggest the presence of one or more mineralized zones beneath the shallow alluvial covered area near the mouth of Triplett Gulch and extending to the south over 6,000 ft on to the Ruf claims. To assess the potential of the Lower Triplet Gulch and Ruf claims area, a program of detailed ground geophysics (IP/resistivity or CSAMT)), followed by RC drilling aimed at testing anomalies and offsetting significant drill intercepts, should be considered.

16.2    Metallurgical Studies

Detailed metallurgical studies have been completed on the Porphyry Zone measured resource. However, only sparse preliminary metallurgical data exists for the 39A/Gold Pan indicated resources and the Altenburg Hill inferred resource. The economic analysis of these resources indicates that the project is highly sensitive to capital costs and metallurgical recovery. As a result of the inadequate metallurgical data, the Preliminary Assessment was restricted to examining the most costly process alternative which had a negative impact on the economics of the project. However, based on the available metallurgy data, flotation of high grade ore appears to be a lower cost alternative to milling (see Table 14.4) and the use of four-stage crushing of low grade ore to produce finer material for conventional heap leaching may result in a 10 percent increase in gold recovery (see Table 14.5). Finally, no off-site processing alternatives were examined in this version of the Preliminary Assessment, which could substantially decrease the project capital cost.

It is recommended that diamond core drilling be conducted in the 39A/Gold Pan and Altenburg Hill resource areas to recover samples for metallurgical testing. These studies should focus on developing a series of low cost processing alternatives which can be examined in future scoping studies.

525000
526000
527000
528000
4464000
4463000
4462000
4461000
4460000
DISTAL TARGET
39A ZONE
EXTENSION
39A/GOLD PAN
PORPHYRY ZONE
NE EXTENSION
PORPHYRY
ZONE
ALTENBURG HILL
NE EXTENSION
ALTENBURG HILL
ZONE
Gold Quartz Mine
Tenabo
Open Pit
Prospects
Mineshafts

Drill hole

Fault, dashed where inferred

N

Figure 16.1

AREAS of POTENTIAL RESOURCE EXPANSION
Lander County, Nevada

Mt. Diablo Meridian
Projection: Universal Transverse Mercator Zone 11 - NAD27
USGS Tenabo 1:24000 Quad

Apr 2006	roberts_mar2006.apr fig16-1_potential	S.Taylor gis4geology@hotmail.com

0 1000 2000 3000 4000 5000 Feet

0 500 1000 Meters

525000
526000
527000
528000
4464000
4463000
4462000
4461000
4460000
LANDER RANCH CLAIMS TARGET AREA
DISTAL TARGET
39A EXTENSION
PORPHYRY ZONE NE EXTENSION
PORPHYRY ZONE
EAST-WEST VEIN SYSTEM
ALTENBURG HILL NE EXTENSION
ALTENBURG HILL ZONE
TRY CLAIMS TARGET AREA
LOWER TRIPLET GULCH / RUF
Prospects
Mineshaft
Mines
Open Pit
Gold Quartz
Tenabo
Altenburg Hill
Drill hole
N

Figure 16.2

EXPLORATION TARGETS MAP
ROBERTSON PROPERTY
Lander County, Nevada

Mt. Diablo Meridian
Projection: Universal Transverse Mercator Zone 11 - NAD27
USGS Tenabo 1:24000 Quad

Apr 2006	roberts_mar2006.apr fig16-2_targets	S.Taylor gis4geology@hotmail.com

0 1000 2000 3000 4000 5000 Feet

0 500 1000 Meters

17.0    RECOMMENDATIONS

A detailed exploration program and budget aimed at expanding the known mineral resources and testing the highest priority exploration targets for the Robertson Property is presented in Table 17.1.

A drilling program aimed at expanding 39A mineralization north of hole CR05-8 and south and east of hole CR05-3, should be undertaken early in 2006 and results added to the new mineral model. Diamond core drilling should also be considered for the 39A/Gold Pan and Altenburg Hill zones in order to obtain samples for metallurgical study, provide critical geotechnical data for slope stability studies, further understanding of the geological controls on mineralization, and check the reliability of the existing RC drilling. It is also recommended that additional drilling be conducted along the so-called “northeast extension” of the Porphyry Zone, as well as test shallow mineralization on the Rough and Ready claims. Finally, drilling should also focus on the northeast slope of Altenburg Hill and the area between it and the Porphyry Zone.

Exploration drilling of the “distal target” is considered highest priority and should be explored by a series of moderately deep (1,500 ft) vertical RC holes. Prior to exploratory drilling on the lower Triplet Gulch/Ruf claims and the area of the Try claims, these targets will require additional definition utilizing detailed rock chip sampling, re-logging of existing drill cuttings, geophysics and geological mapping. Specific recommendations for exploration are also presented in Table 17.1

Results from the preliminary assessment report indicated that, because of the lack of comprehensive metallurgical data and pit slope stability studies for the 39A/Gold Pan zones, the evaluation was restricted to processing and pit slope assumptions that proved to be uneconomic. Allocated in this budget and plan are funds to undertake core drilling to provide samples for metallurgical studies of the 39A/Gold Pan and Altenburg Hill resources. Core drilling will also provide the opportunity to acquire geotechnical data for pit slope stability studies. Together these studies will provide additional data from which a number of processing options can be examined in detail and realistic pit slopes can be incorporated into future resource models. It is recommended that once these studies have been completed that a new resource model be undertaken. No funds have been allocated in this budget for this evaluation.

Table 17.1 Recommended Work Program and Budget

Target	Work Program	Cost in US$

39A Zone	17 vertical RC holes 600-1,200-ft-deep (15,600 ft)	250,000

NE Extn.Porphyry	10 vertical RC holes 600-ft-deep (6,000 ft)	65,000

Altenburg Hill	10 vertical RC holes 600-ft-deep (6,000 ft)	65,000

Alt. Hill/Porphyry Extn.	6 vertical RC holes 600-ft-deep (3,600 ft)	38,000

Distal Target	5 vertical RC holes 1,200-1,500-ft-deep (6,600 ft)	125,000

Rough & Ready	3 vertical RC holes 500-ft-deep (1,500 ft)	9,600

39A/Gold Pan (core drilling)	12 core holes¹ 450-800-ft-deep (7,000 ft)	280,000

Altenburg Hill (core drilling)	5 core holes¹ 400-ft-deep (2,000 ft)	80,000

Metallurgy	Flotation and column leach tests	50,000

Geophysics	5-10 line miles of IP/resistivity and detailed gravity survey and interp.	45,000

Triplet Gl./Ruf claims	Re-log drill cuttings, 30-50 holes; integrate IP/resist. data to develop subsurface geologic model. (20 days)	8,000

Try claims	Estm. 100 rock chip samples (10 days);	5,500
	Geologic mapping (7 days)	2,800

	Assaying: sample prep + assaying approx. 8,000 samples @ $15 ea.	120,000

	Drilling supplies (bags, chip trays)	11,000

	Drill site construction/reclamation	25,000

	Metallurgist (consultant)	15,000

	Permitting (consultant)	7,500

	Database management (consultant)	5,000

	Geological Services (consultant) @ 8 man months.	70,400

	Expenses; food, fuel, vehicles	9,000

Total		$1,286,800

(1)	Using Coral-owned diamond drill @ an estimated cost of $40/ft including fuel, drilling mud, diamond bits, wages, per diem, etc.

18.0	REFERENCES CITED

Amax Gold Incorporated, 1994, Feasibility Study, unpublished report.

Barnes Engineering Services, Inc., 2006, Preliminary resource evaluation for the Robertson Property, Lander County, Nevada USA, unpublished report 12 p.

Candee, C. R., 1996, Robertson Project, Lander County, Nevada: Summary of results, conclusions, and exploration potential derived from the 1995 drilling campaign: unpublished memo, 9 p.

Cox, D. P., 1992, Descriptive model for distal disseminated Ag-Au, in Bliss, J. D. ed., Developments in Mineral Deposit Modeling: U.S. Geological Survey Bull. 2004, p. 20-22.

Deleen, J., 1980, Evaluation of the Aaron Mining Ltd. Claims in the Bullion mining district, Nevada USA: unpublished report, 17 p.

______1981, Summary of the exploration program completed on the claims of Aaron Mining Ltd. located at Tenabo, Bullion mining district, Lander County, Nevada-during the period 6/26/79 to 11/15/80: unpublished report, 24 p.

Gilluly, James and Gates, Olcott, 1965, Tectonic and igneous geology of the northern Shoshone Range, Nevada: U.S. Geol. Survey Prof. Paper 465, 153 p.

Hebert, J. P., 1999, Report on exploration of the Robertson Property, Lander County, Nevada: unpublished report, 8 p.

Humphrey, F. L., 1945, Report on Gold Quartz and Phoenix mines, Lander County, Nevada: Nevada Bureau of Mines Report (unpublished), 11 p.

Johnson, M. G.,1973, Placer gold deposits of Nevada: U.S. Geol. Survey Bull. 1356, pp. 39-41.

Kilborn Engineering (B.C.) Ltd., 1989, Report on reserve estimates for Coral Gold Corporation: unpublished report, 19 p.

Leonardson, R. W. and Rahn, J. E., 1996, Geology of the Betze-Post gold deposit, Eureka, Nevada, in Coyner, A. R. and Fahey, P. L., Geology and Ore Deposits of the American Cordillera, Symposium Proceeding: Geol. Soc. of Nevada, pp. 61-93.

McCusker, R. T., 2001, Robertson Property summary report, 2001, Lander County, Nevada: unpublished report, 18 p.

______2004, Geological Report on the Robertson Property, Lander County, Nevada U.S.A.: unpublished report, 74 p.

______2004, Robertson Property drilling results, Lander County, Nevada, U.S.A.: unpublished report, 21 p.

______2005, Summary of December 2004 drilling program at the Robertson Property, Lander County, Nevada U.S.A.: unpublished report, 34 p.

McKee, E. H. and Silberman, M. L., 1970, Geochronology of the Tertiary igneous rocks in central Nevada: Geol. Soc. American Bull., v 81, no. 8, p. 2317-2328.

Mintec, Inc., 1988, Report on the Gold Pan Zone modeling and reserve estimate: unpublished report, 14 p.

Noland, P. D., 1989, Robertson Project-Triplet Gulch 1988 drilling summary: unpublished report, 6 p.

Orris, G. J., Bliss, J. D., Hammarstrom, J. M., and Theodore, T. G., 1987, Description and tonnage of gold-bearing skarn: U.S. Geological Survey Open File Report 87-273, 50 p.

Ray, G. E., Ettlinger, A. D., and Meinert, L. D., 1990, Gold skarns: their distribution, characteristics and problems in classification: B. C. Ministry of Energy, Mines and Petroleum Resources, Geological Fieldwork 1989, Paper 199-1, p. 237-246.

Sampson, C. J., 1988, Report on the Robertson Project near Crescent Valley, Bullion mining district, Lander County, Nevada: unpublished report, 24 p.

Sampson, C. J., 1995, Summary report, drill logs and assay results for RUF claims: unpublished report, 3 p.

SRK Consulting, 2005, Robertson mine reclamation cost estimate 2005 three-year update: unpublished report, 17 p.

Stager, H. K., 1977, Geology and the mineral deposits of Lander County, Nevada; Part 2, Mineral Deposits: MBMG Bull. 88, p. 74-77.

Stevenson & Associates, 1977, Geologic report on the Gold Quartz, Gold Pan and adjoining mineral deposits, Lander County, Nevada: unpublished report, 11 p.

Stewart, J. H., 1980, Geology of Nevada: NBMG Special Publication 4, 136 p.

Stewart, J. H. and Carlson, J. E., 1976, Geologic map of north-central Nevada: NBMG Map 50.

The Nevada Mineral Industry, 1988: NBMG Special Publ. MI-1988, p. 14. (1989)

Wrucke, C. T., 1974, Geologic map of the Gold Acres-Tenabo area, Shoshone Range, Lander County, Nevada: U.S. Geol. Survey Misc. Field Studies Map MF-647.

Wrucke, C. T. and Armbrustmacher, T. J., 1975, Geochemical and geological relations of gold and other elements at the Gold Acres open pit mine, Lander County, Nevada: U.S. Geol. Survey Prof. Paper 860, 27 p.

19.0    CERTIFICATE OF QUALIFIED PERSON

I, Robert T. McCusker, do hereby certify that:

1.	I am a geologist residing at 1905 Taft Drive, Lakewood, Colorado 80215, U.S.A.;

2.	I graduated from San Jose State University with a B.Sc. in Geology in 1975 and M.Sc. in Geology in 1982;

3.	I am a Professional Geologist, registered with Wyoming Board of Registration for Professional Geologists, Registration No. PG 625;

4.	I am a member in good standing of the Society of Economic Geologists and the Geological Society of Nevada;

5.	I have practiced my profession continuously since 1975;

6.	I supervised drilling on the Robertson Property of Coral Gold Resources Limited between March 28 - April 20, 2004, November 21 - December 18, 2004 and June 7 - August 13, 2005;

7.	as of the date of this certificate, I am not aware of any material facts or material change with regard to the property that would make this report misleading;

8.
that during the period 1990-94, I was Senior Project Geologist for Amax Gold Inc. at the Robertson Property, with responsibility of supervising the evaluation of the property and preparing part of the 1994 Amax Feasibility Study;

9.	that my report on the Robertson Property of Coral Gold Resources Ltd. is based on my property visit and a review of the published and unpublished information on the property;

 10.  I have read National Instrument 43-101, Companion Policy 43-101CP and Form 43-101FI and this technical report has been prepared in compliance with the Instrument and Form, and I am responsible for the compilation of this report;

11.	I own no direct or indirect interest in the properties or securities of Coral Gold Corp. or its subsidiaries or in any adjacent properties and do not expect to acquire any, and;

12.	I have written this report as a totally independent geologist.

April 25, 2006       “Robert T. McCusker”
                                                                                                          Robert T. McCusker, P. Geol.